101 Park Avenue
New York, NY 10178-0060
212-309-6000
Fax: 212-309-6273

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-3870

March 21, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Corporación Geo, S.A. de C.V.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Corporación Geo, S.A. de C.V. (the "Company"), a corporation organized under the laws of the United Mexican States, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

Enclosed herewith are English language translations of the Company's Quarterly Reports for the third and fourth quarters of 2001, press releases dated August 15 and 16, September 18 and 19, October 31, November 23 and 28, and December 18, 2001, and January 17, 2002, and a copy of the Fall 2001 Roadshow brochure dated December 2001.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of

dlw 4/1

Morgan, Lewis & Bockius LLP

Exemption Number 82-3870

Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Flávio Cardoso

Enclosure

cc: Corporación Geo, S.A. de C.V.
Ivan Vela
Marco Lalos

Morgan, Lewis & Bockius LLP
Eduardo Vidal

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

3Q2001 EARNINGS RESULTS

(All figures are presented in millions of pesos as of September 30, 2001)

3Q2001 HIGHLIGTHS

OPERATING RESULTS 3Q2001
(Compared to 3Q2000)

- ✓ ***HOMES SOLD : 6,342 units (increase of 6.0% compared to 5,984 in the 3Q2000)***
- ✓ ***REVENUES : $1,247.2 (increase of 6.0%)***
- ✓ ***GROSS PROFIT: $326.8(increase of 10.1%) GROSS MARGIN: 26.2%***
- ✓ ***OPERATING PROFIT: $190.7 (increase of 23.1%) OPERATING MARGIN: 15.3%***
- ✓ ***EBITDA:$270.3 (increase of 11.4%) EBITDA MARGIN:21.7% EBITDA IN USD: US$ 28.4***
- ✓ ***NET PROFIT: $90.6 (increase of 110.0%) NET MARGIN: 7.3%***

ACCUMULATED OPERATING RESULTS JANUARY-SEPTEMBER 2001
(Compared to January-September 2000)

- ✓ ***HOMES SOLD : 16,335 units (decrease of -9.4% compared to 18,035 in Jan-Sep 2000)***
- ✓ ***REVENUES : $3,266.7 (decrease of -10.2%)***
- ✓ ***GROSS PROFIT: $843.1 (decrease of -10.3%) GROSS MARGIN: 25.8%***
- ✓ ***OPERATING PROFIT: $463.2 (decrease of -12.3%) OPERATING MARGIN: 14.2%***
- ✓ ***EBITDA:$691.7 (decrease of -11.3%) EBITDA MARGIN: 21.2% EBITDA IN USD: US $ 72.7***
- ✓ ***NET PROFIT: $185.4 (increase of 48.0%) NET MARGIN: 5.7%***

FINANCIAL STRUCTURE

(Compared to September 2000)

- ✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*
  - *55.9% (decrease of -2.1% percentage points compared to 58.0% in the 3Q2000)*
- ✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*
  - *46.0% (decrease of -0.5% percentage points compared to 46.5% in the 3Q2000)*
- ✓ *OPERATING FREE CASH FLOW:*
  - *improvement of US $11.3 million in the period Jan-Sep 2001 (US $ -12.9 million compared to US $-24.2 million in the same period last year)*
- ✓ *NET DEBT:*
  - *$1,864.3 million (decrease of -16.4% compared to $2,229.1 million in the 3Q2000)*
- ✓ *CASH AND CASH EQUIVALENTS:*
  - *$716.6 million (increase of 163.7% compared to $271.7 million in the 3Q2000)*

US $50 MILLION EUROBOND REFINANCING

- ✓ *During the quarter GEO managed to obtain enough resources to refinance its US$ 50m Eurobond.*
- ✓ *In the 3Q2001 GEO issued two medium-term peso notes totaling $435 million (US $46.3 million) to refinance its Eurobond.*
- ✓ *The $300 million of the first issuance will bear interest at TIIE+3.0 maturing in 2005.*
- ✓ *The $135 million of the second issuance will bear interest at TIIE+3.0 maturing in 2006.*
- ✓ *The $427.1 million in net proceeds were changed into US Dollars equaling US $46.3 million, eliminating the exchange rate risk.*
- ✓ *To date GEO has purchased more than US $15.5 million of its bond (31% of the outstanding).*
- ✓ *New purchases will be made in the following months according to market conditions.*
- ✓ *The company has reduced its USD exchange rate debt exposure to less than 1.8%*
- ✓ *The new debt maturing schedule has been aligned with the company's expectations for free cash flow generation.*

Casas GEO
Para vivir como quieres

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

Mexico City – October 22, 2001– Corporacion GEO, S.A. de C.V. (BMV: GEOB; CORPGEO MX; OTC: CVGEY) the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico reported today its third quarter 2001 earnings results showing improvements in all operating items compared to the same period last year and with the successful eurobond refinancing as the main points to remark.

3Q2001 operating results observed increases in all operating level compared to the 3Q2000 as well as to last quarter. Units sold grow 6.0% moving from 5,984 in the 3Q2000 to 6,342 homes sold during the quarter. Revenues grew 6.0% in comparison to the same period last year reaching $1,247.2 million. In addition, gross profit increased 10.1% with a margin of 26.2% compared to 25.2% in the 3Q2001, operating profit presented an increment of 23.1% with an operating margin of con 15.3% versus 13.2% in the 3Q2001. Finally, EBITDA grew 11.4% in comparison to the 3Q2001 with a margin of 21.7% versus 20.6% in the 3Q2000.

It is noteworthy to point out the improvement at the net profit level. When comparing year-over-year, net income grew by 110.0% totaling $90.6 million compared to $43.1 million in the 3Q2000 while net profit margin jumped from 3.7% in 3Q2000 to 7.3% in 3Q2001.

According to the company's financial strategy of generate internal resources to finance growth under the same capital structure, the main highlights of the quarterly financial results were: an improvement in operating free cash flow of US $11.3 million on a year-on-year comparison while the account receivables to sales ratio dropped to 55.9%, an improvement over 58.0% during 3Q2000. Net debt was US $1,864.3 million, a decline of -16.4% from 3Q2000. Lastly, the debt to capitalization ratio moved down to 46.0% from the 46.5% presented in the 3Q2000.

Luis Orvañanos, Founder and Chairman of Corporación GEO, commented: "Beyond the very good quarterly operating and financial results, the most important achievement during the term was the successful refinancing of our Eurobond that enhances and clarifies our future expectations".

"With the $435 million pesos of our two issuances of medium-term notes, we have successfully concluded the refinancing strategy of our US$50 million Eurobond. We have reinforced our objective to achieve a debt maturity schedule in line with the cash flow generation expectations of the company. As of the date of this report the company has bought back in the open market US $15.5 million of its Eurobond, equivalent to more than 31% of

the outstanding, at an average price below face value. The cancellation of this portion of the Eurobond will be translated into financial savings of US $1.6 million", added, Miguel Gómez Mont, Chief Executive Officer.

Third Quarter 2001 Results

The financial structure of the company has improved notably when compared to the third quarter of last year. Thus, the ending cash balance for the quarter was $716.6 million, an increase of 163.7% over 3Q2000 caused by the company's issuances of medium-term notes to refinance its Eurobond totaling $435 million. Net debt was reduced to $1,864.3 million, a decrease of -16.4% versus 3Q2000. The ratio of debt to total capitalization decreased from 46.5% in 3Q2000 to 46.0%, while accounts receivables to sales ratio improved from 58.0% in 3Q2000 to 55.9% in 3Q2001.

According to the financial goals of the company to finance growth with operating free cash flows, operating free cash flow registered an increase of US $11.3 million when compared over 3Q2000.

Operating results in the third quarter 2001 were: Homes sold during the 3Q2001 reached 6,342 units a advance of 6.0% compared to 5,984 homes sold in the same period last year and 25.3% over the last quarter. 256 houses out of the 6,215 homes sold in Mexico during the 3Q2001 corresponds to the upper affordable and middle income housing segments. From the 15,599 homes sold in the accumulated nine months of 2001, 770 houses are part of these housing segments.

3Q2001 revenues presented an increase of 6.0% compared to the same period of 2000 totaling $1,247.2 million and an increment of 20.3% in comparison to the last quarter. Gross profit totaled $326.8 million an increment of 10.1% with a margin Gross margin of 26.2%, 1.0% percentage points higher than the 25.2% presented in the 3Q2000 and 60 basis points higher compared to the 2Q2001, having increased from 25.5% to 26.2%.

"With regard to SG&A costs, a strict cost control policy initiated in 4Q2000 continues with the trend of good results. SG&A presented a decrease of -4.1% in real terms, the equivalent to $-5.9 million, in comparison to the 3Q2000. The incidence of SG&A expenses to sales over the third quarter of the year was 10.9% for the first time in the last four quarters, moving from 12.1% in the 3Q2000 and from 11.76% in the 2Q2001", claimed Víctor Segura, Chief Financial Officer.

Operating profit during the third quarter presented an increase of 23.1% compared to the 3Q2000, an increase of 32.9% when compared to the 2Q2001. Year-over-year operating margin presented a increase of 2.1% percentage points passing from 13.2% in the 3Q2000 to 15.3% and an increase of 150 basis points, moving up from 13.8% in the 2Q2001 to 15.3% In the 3Q2001. In addition, 3Q2001 EBITDA presented an increase of 11.4% compared to

the same period last year with an increase of 1.1% percentage points in the EBITDA margin, moving from 20.6% in the 3Q2000 to 21.7%. When compared to the 2Q2001 the EBITDA presented an increase of 25.2%, with a margin of 21.7% compared to the 20.8% in the 2Q2001

Integral Cost of Financing during the third quarter showed a decrease of -16.9% in comparison to the same period last year. Financial expenses presented a decrease of -30.3% compared to the 3Q2000 and a decrease of 16.4% versus last quarter. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Lastly, Net profit during the 3Q2001 compared to last year observed an increase of 110.0%, moving from $43.1 million in the 3Q2001 to $90.6 million in this term. When compared to last quarter the improvement in Net Profit was of 74.7%. Net margin for the third quarter of 2001 presented an increment of 2.3% percentage points compared to the 2Q2001 moving from 5.0% to 7.3%, and an increase of 3.6% percentage points in comparison to the 3Q2000 moving from 3.7% to 7.3%.

During the third quarter, 5,728 homes were built, -2% less than in the same period of 2000. However during the third quarter 18 new projects, for a total of 5,483 homes, were initiated. In comparison to the 2Q2001, this figure represents an increase of 52.7% in starts.

The Mexican backlog is backed by mortgages commitments from INFONAVIT and FOVI against our projects, as of September 30th this has accrued to 50,015 available mortgages, valid for approximately two years of production, including 24,000 mortgages in the exclusive savings program, GEOFACIL. Lastly, land bank is valid 83,206 affordable entry-level units or the equivalent to 998 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.

Accumulate Results January - September 2001

Unit sales during the January-September of the year were 16,335, a decrease of -9.4% over the same period last year, while revenues decreased by -10.2% totaling $3,266.7 million. In the other hand, the accumulated gross margin remained stable in comparison to the same period of last year keeping the level at 25.8%

Selling General & Administrative expenses showed a decrease of -7.7% compared to the period of January-September of 2000 while operating profit presented a decrease of -12.3% in comparison to the accumulated nine months figure with an operating margin of 14.2%. In the other hand, January-September 2001 EBITDA margin presented a decrease of -0.2% percentage points, moving from 21.4% to 21.2% while Integral Cost of Financing presented a decrease of -35.1% when compared to the January-September 2001.

Finally, nine months accumulated Net profit observed an increase of 48.0% compared to the same period last year. Net Margin for the period January-September of 2001 presented an increase of 2.3% percentage points in comparison to the same period of 2000, moving from 3.4% to 5.7%.

Important Events of the Third Quarter

GEO UNVEILS PROGRAM TO DIVERSIFY ITS PRODUCT PORTFOLIO AND EXPAND INTO NEW HOUSING SEGMENTS

On August 2, Corporación Geo announced additional details about its expansion into new housing segments, including the upper-affordable and middle-income housing market.

The decision to grow in new market segments is based on a favorable economic outlook and the return of commercial banks and SOFOLES to middle-income housing finance, as well as on employing the competitive advantages of the company, such as its national brand, reputation for quality, and experience with innovative design and products.

For 2001, Corporación Geo expects the following results from this initiative into new market segments:

- The sale of more than 1,000 middle and upper-affordable homes in the states of Morelos, Guerrero, Jalisco, Tamaulipas, Veracruz, Puebla, Querétaro and Mexico City, with prices from US$35,000 to US$110,000, depending on the project.
- The sales of homes in these segments should represent approximately 10% of the company's revenue in 2001, with gross margins between 28% and 31%.
- A strategic alliance with GMAC RFC, one of the most recognized international mortgage finance institutions, beginning with bridge-loan financing and mortgage lending to GEO's middle income clients, representing the first project of its kind for GMAC and a public homebuilder in Mexico.
- In addition, Geo is also diversifying toward the lower end of the income scale and producing approximately 1,500 homes under the PROSAVI-PROGRESIVA programs of national housing institute FOVI, in the states of Guerrero, Tamaulipas and the State of Mexico, with prices of US$18,000 and below, and margins between 23% and 25%.

Adding these segments to GEO's traditional market niche of affordable entry-level housing, the company is now in a position to serve a potential market formed by 85% of the working population in Mexico.

Luis Orvañanos, Chairman of Corporación Geo, said about this new initiative, "There are many advantages to this kind of diversification, among them offering a greater range of products, entering new markets to be ready for the coming growth in the housing industry, and diversifying risk. With the consolidation of the company initiated in 1999, we have created solid financial and operational foundations which should guarantee the success and profitability of these operations."

EXTRAORDINARY SHAREHOLDERS' MEETING

On August 31, Corporación Geo held its Extraordinary Shareholders' Meeting at its headquarters located in Mexico City. The Extraordinary Shareholders' Meeting had a quorum of 94.5% and all the agenda was voted on favor with more than 75% of majority.

The main purpose of this Extraordinary Shareholders' Meeting was to present the "Tag-Along" rights initiative implemented by GEO's Board of Directors, as well as to propose the adoption of an alternative Shareholders Rights Program that is independent from the company's ESOP.

In addition, GEO's Board recommended a motion to change several clauses of GEO's by-laws in order to update them with the recent reforms of the Stock Market Law. Finally, it was also asked the approval to increase the company's share buyback program.

It is the intention of the management to go ahead with the policy of 'One Share, One Vote' that has been followed since the company became public back in 1994. The Tag-Along Clause and the Shareholders' Rights Plan are designed to make sure that all shareholders benefit as the company builds value.

GEO SECURES PESOS $300 MILLION MATURING IN 2005, THEFORE SUCESSFULLY INICIATING THE FIRST STAGE OF THE DEBT REFINANCING STRATEGY

On August 16, Corporación Geo announced the issuance of a medium term note in Mexico for the total amount of P$300 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2005. The use of proceeds of the transaction is to exclusively restructure the Company's financial liabilities. This is the second issuance under the P$600 million program initiated in June of 2000. Luis Orvañanos, Chairman of Corporación GEO, indicated "GEO will be stronger than ever to implement its growth plans and its overall goal of increasing shareholder value."

In addition, Víctor Segura, Chief Financial Officer, said, "we have successfully initiated the first stage of our short-term debt refinancing strategy, including the outstanding Eurobond maturing next year in May. With the issuance, we have procured more than US$30 million to cover our debt maturities. Our main objective is to provide the Company with a debt maturity schedule in line with our cash flow generation, so that debt repayments will become a seamless process in the upcoming years."

The favorable rates for CETES and TIIE, in addition to the strengthening of the Peso, convinced the management that this was the opportune time to leverage on these positive economic market expectations and country stability to commence GEO's debt refinancing program. Additionally, the net financial leverage of the Company will not be negatively impacted, as a result of this transaction while our net maturities will be extended. This constitutes a positive step aimed at enhancing our capital structure in light of GEO's growth prospects for the upcoming years.

GEO SIGNS STRATEGIC ALLIANCE WITH AUTOFIN TO PROMOTE MIDDLE INCOME HOUSING IN MEXICO

On September 18, Corporación Geo signed a strategic alliance with Autofín, the leading financing company for middle-income and residential housing in Mexico.

This initiative will aim to promote and commercialize middle income housing in Mexico, resulting from the common efforts of both, Corporación Geo and Autofín. "Residential Alliance" will target the needs of the middle-income housing segment, unattended for the past six years.

The philosophy behind this initiative is that both companies will provide, under a 50% basis, all the necessary elements to develop middle-income housing communities in Mexico. At the end of the program the homes are delivered, collect and both companies share all the profits at a 50% basis.

Carlos García Vélez, Chief Architecture and Design Officer commented: "Residential Alliance" will focus in the attractive middle-income segment of the housing industry, where GEO has started to move its pieces since the beginning of this year. In order to capitalize on these opportunities, we have created the necessary synergies with Autofín, joining the quality design and prestige of GEO, with the experience of Autofín in the home financing industry. The result will be a brand new type of housing doted with a modern image, easily differentiated from the competitors and reachable by a large number of Mexicans that have today the opportunity to become eligible for a middle-income mortgage," concluded García Vélez.

GEO ANNOUNCES ITS INTENTIONS TO INITIATE ITS SHARE REPURCHASE PROGRAM

On September 19, Corporación Geo announced its intentions to start its share buyback program. During the Shareholders Meeting a $200 million pesos was authorized for the repurchase of shares as part of the company's share repurchase program. Motivated by the low valuation of its shares and the high volatility in the capital markets

as a result of the tragic events of September 11 occurred in the United States, the company has accelerated the initiation of the operations of its share repurchase program, with the intention of supporting the liquidity and diminish the stock volatility.

Since October first op to the date of this report, GEO has repurchased an approximate number of 300,000 own shares at an average price close to Ps $6.55.

GEO ISSUES $135 MILLION PESOS NOTE MATURING IN 2006, ASSURES REFINANCING OF EUROBOND
On September 28, the company announced the issuance of a medium-term note in Mexico for the total amount of P$135 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2006. The use of proceeds of the transaction is exclusively to restructure the Company's financial liabilities. This P$135 million issuance is the first one under a new P$600 million program subscribed by the company this week, with improved conditions compared to the last issuance on August 16, extending the maturity from three and half years to four and a half.

Víctor Segura, Chief Financial Officer, said, "we have successfully concluded the second stage of the refinancing strategy of our US$50 million Eurobond maturing May 2002. Despite today's scenario of volatility and uncertainty, we have reinforced our objective to achieve a debt maturity schedule in line with the cash flow generation expectations of the company."

The US$23.5 million still available from the issuance in August after buying back 17% of the bond, in addition to the equivalent US$13.7 million of today's transaction, will be used in the following months to purchase the remaining outstanding portion of our Eurobond according to market conditions.

EUROBOND BUYBACK
As of the date of this report the company has bought back in the open market US $15.5 million of its Eurobond, equivalent to more than 31% of the outstanding, at an average price below face value. The cancellation of this portion of the Eurobond will be translated into financial savings of US $1.6 million.

Finally, we inform the market that a detailed, public and complementary version of this earnings release is available for all the investment community in our Web Site: www.casasgeo.com

---

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Investor Relations Officer
Corporación GEO
Ph. +525-480-5071
Fax. +525-554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 3Q2001 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF SEPTEMBER 30 2001

	3Q2000		3Q2001		Variation	
Homes Sold	5,984		6,342		358	6.0%
	$	%	$	%	$	%
Revenues	1,176,577	100.0%	1,247,200	100.0%	70,623	6.0%
Cost of Goods Sold	879,692	74.8%	920,369	73.8%	40,677	4.6%
Gross Profit	296,885	25.2%	326,831	26.2%	29,946	10.1%
SG&A	142,042	12.1%	136,168	10.9%	(5,874)	-4.1%
Operating Profit	154,843	13.2%	190,663	15.3%	35,820	23.1%
EBITDA	242,610	20.6%	270,326	21.7%	27,716	11.4%
Integral Cost of Financing						
Financial Products	(6,104)	-0.5%	(6,801)	-0.5%	(697)	11.4%
Financial Expenses	59,778	5.1%	41,666	3.3%	(18,112)	-30.3%
Foreign Exchange Loss (Gain)	(20,875)	-1.8%	7,385	0.6%	28,260	-135.4%
Monetary Loss (Gain)	30,346	2.6%	10,240	0.8%	(20,106)	-66.3%
	63,145	5.4%	52,490	4.2%	(10,655)	-16.9%
Other Net Expenses	18,818	1.6%	11,151	0.9%	(7,667)	-40.7%
Income from Affiliates	3,884	0.3%	0	0.0%	(3,884)	-100.0%
Earnings from Continued Op. Before Taxes	76,764	6.5%	127,023	10.2%	50,259	65.5%
Provisions						
Income Taxes	16,443	1.4%	(19,823)	-1.6%	(36,266)	-220.6%
Deferred Taxes	13,092	1.1%	53,202	4.3%	40,110	306.4%
Profit Sharing	1,529	0.1%	2,707	0.2%	1,178	77.0%
Earnings from Continued Operations	45,699	3.9%	90,937	7.3%	45,238	99.0%
Earnings (Loss) from Discontinued Operations	(5,491)	-0.5%	(69)	0.0%	5,422	-98.7%
Net Profit (loss) before Minoritary Interest	40,208	3.4%	90,868	7.3%	50,660	126.0%
Minoritary Interest	(2,920)	-0.2%	312	0.0%	3,232	-110.7%
Net Profit (loss)	43,128	3.7%	90,556	7.3%	47,428	110.0%

Casas GEO

CORPORACION GEO, S.A. DE C.V.

CONSOLIDATED ACUMULATED JAN-SEP INCOME STATEMENTS

THOUSANDS OF PESOS AS OF SEPTEMBER 30 2001

	Jan-Sep 00		Jan-Sep 01		Variation	
Homes Sold	18,035		16,335		(1,700)	-9.4%
	$	%	$	%	$	%
Revenues	3,639,289	100.0%	3,266,656	100.0%	(372,633)	-10.2%
Cost of Goods Sold	2,699,375	74.2%	2,423,531	74.2%	(275,844)	-10.2%
Gross Profit	939,914	25.8%	843,125	25.8%	(96,789)	-10.3%
SG&A	411,736	11.3%	379,883	11.6%	(31,853)	-7.7%
Operating Profit	528,178	14.5%	463,242	14.2%	(64,936)	-12.3%
EBITDA	779,796	21.4%	691,711	21.2%	(88,085)	-11.3%
Integral Cost of Financing						
Financial Products	(15,958)	-0.4%	(26,818)	-0.8%	(10,860)	68.1%
Financial Expenses	134,394	3.7%	143,343	4.4%	8,949	6.7%
Foreign Exchange Loss (Gain)	(1,224)	0.0%	(18,798)	-0.6%	(17,574)	1436.2%
Monetary Loss (Gain)	105,408	2.9%	46,647	1.4%	(58,761)	-55.7%
	222,620	6.1%	144,374	4.4%	(78,246)	-35.1%
Other Net Expenses	47,710	1.3%	51,410	1.6%	3,700	7.8%
Income from Affiliates	10,641	0.3%	0	0.0%	(10,641)	-100.0%
Earnings from Continued Op. Before Taxes	268,489	7.4%	267,458	8.2%	(1,031)	-0.4%
Provisions						
Income Taxes	35,924	1.0%	823	0.0%	(35,101)	-97.7%
Deferred Taxes	59,799	1.6%	72,388	2.2%	12,589	21.1%
Profit Sharing	9,941	0.3%	3,014	0.1%	(6,927)	-69.7%
Earnings from Continued Operations	162,825	4.5%	191,232	5.9%	28,407	17.4%
Earnings (Loss) from Discontinued Operations	(74,028)	-2.0%	(10,807)	-0.3%	63,221	-85.4%
Net Profit (loss) before Minoritary Interest	88,797	2.4%	180,426	5.5%	91,629	103.2%
Minoritary Interest	(36,501)	-1.0%	(5,007)	-0.2%	31,494	-86.3%
Net Profit (loss)	125,297	3.4%	185,432	5.7%	60,135	48.0%

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF SEPTEMBER 2001

	Jan-Sep 00	Jan-Sep 01	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	271,736	716,634	444,898	163.7%
Account Receivables	2,977,849	2,514,257	-463,592	-15.6%
Affiliates and Associates	11	0	-11	-100.0%
Inventories	1,902,246	1,705,590	-196,656	-10.3%
Other Current Assets	249,245	509,830	260,585	104.5%
Other Current Assets From Discontinued Subsidiaries	68,557	1,846	-66,711	-97.3%
Current Assets >	**5,469,645**	**5,448,157**	**-21,488**	**-0.4%**
INVESTMENT IN ASSOCIATES	41,330	61,624	20,294	49.1%
NET PROPERTY, PLANT AND EQUIPMENT	768,123	712,370	-55,753	-7.3%
OTHER ASSETS	69,780	63,194	-6,586	-9.4%
MERCHANTILE CREDIT	2,043	0	-2,043	-100.0%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	20,419	0	-20,419	-100.0%
TOTAL ASSETS>	**6,371,340**	**6,285,344**	**-85,996**	**-1.3%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,569,287	1,762,474	193,187	12.3%
Suppliers	474,472	487,807	13,335	2.8%
Accumulated Taxes and Expenses	246,479	154,322	-92,157	-37.4%
Clients Advence	0	0	0	#¡DIV/0!
Income Tax and Profit Sharing	10,904	11,719	815	7.5%
Other Liabilities from Discontinued Subsidiaries	94,726	5	-94,721	-100.0%
Current Liabilities >	**2,395,869**	**2,416,326**	**20,457**	**0.9%**
LONG TERM LIABILITIES	931,543	818,439	-113,104	-12.1%
LAND SUPPLIERS	39,842	56,341	16,499	41.4%
SENIORITY PREMIUM	1,725	1,189	-536	-31.1%
EXCESS OF BOOK VALUE FROM THE COST OF SUBSIDIARIES	225	0	-225	-100.0%
Long Term Liabilities >	**973,335**	**875,969**	**-97,366**	**-10.0%**
Non-Deferred Total Liabilities	**3,369,204**	**3,292,295**	**-76,909**	**-2.3%**
Diferred Income Tax	640,814	661,899	21,085	3.3%
Production Commitment for the Securitization	83,548	0	-83,548	NM
TOTAL LIABILITIES >	**4,093,567**	**3,954,194**	**-139,373**	**-3.4%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	112,851	0	0.0%
Reinstated Common Stock	246,531	246,614	83	0.0%
Effect of Conversion in Foreign Entities	4,036	10,097	6,061	150.2%
Premium on Shares Suscription	2,162,026	2,162,912	886	0.0%
Retained Earnings	1,762,576	2,007,393	244,817	13.9%
Period Result	185,096	258,179	73,083	39.5%
Deficiency in Reintated Capital	-1,691,098	-1,844,317	-153,219	9.1%
Majority Shareholder's Equity	**2,782,017**	**2,953,729**	**171,712**	**6.2%**
Minority Shareholder's Equity	97,439	80,188	-17,251	-17.7%
Minoritary Equity Discontinued Subsidiaries	-2,818	902	3,720	-132.0%
Total Non-Deferred Shareolde's Equity	**2,876,638**	**3,034,819**	**158,181**	**5.5%**
Initial Deferred Tax	-539,067	-539,067	0	0.0%
Deferred Tax in Historical Results	0	-72,746	-72,746	#¡DIV/0!
Deferred Tax in Accumulated Results	-59,799	-91,855	-32,056	nm
Total Tax Liabilities	**-598,866**	**-703,669**	**-104,803**	**17.5%**
Total Shareholder's Equity	**2,277,772**	**2,331,150**	**53,378**	**2.3%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,371,339**	**6,285,344**	**-85,995**	**-1.3%**

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOL BMV: GEO B

QUARTER: THIRD **YEAR: 2001**

3Q2001 COMPLEMENT TO MANAGEMENT EARNINGS REPORT

Casas GEO
Para vivir como quieres

(In millions of pesos as of September 30, 2001)

3Q2001 HIGHLIGTHS

OPERATING RESULTS 3Q2001

(Compared to 3Q2000)

- ✓ *HOMES SOLD : 6,342 units (increase of 6.0% compared to 5,984 in the 3Q2000)*
- ✓ *REVENUES : $1,247.2 (increase of 6.0%)*
- ✓ *GROSS PROFIT: $326.8(increase of 10.1%) GROSS MARGIN: 26.2%*
- ✓ *OPERATING PROFIT: $190.7 (increase of 23.1%) OPERATING MARGIN: 15.3%*
- ✓ *EBITDA:$270.3 (increase of 11.4%) EBITDA MARGIN:21.7% EBITDA IN USD: US$ 28.4*
- ✓ *NET PROFIT: $90.6 (increase of 110.0%) NET MARGIN: 7.3%*

ACCUMULATED OPERATING RESULTS JANUARY-SEPTEMBER 2001

(Compared to January-September 2000)

- ✓ *HOMES SOLD : 16,335 units (decrease of -9.4% compared to 18,035 in Jan-Sep 2000)*
- ✓ *REVENUES : $3,266.7 (decrease of -10.2%)*
- ✓ *GROSS PROFIT: $843.1 (decrease of -10.3%) GROSS MARGIN: 25.8%*
- ✓ *OPERATING PROFIT: $463.2 (decrease of -12.3%) OPERATING MARGIN: 14.2%*
- ✓ *EBITDA:$691.7 (decrease of -11.3%) EBITDA MARGIN: 21.2% EBITDA IN USD: US $ 72.7*
- ✓ *NET PROFIT: $185.4 (increase of 48.0%) NET MARGIN: 5.7%*

FINANCIAL STRUCTURE
(Compared to September 2000)

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *55.9% (decrease of -2.1% percentage points compared to 58.0% in the 3Q2000)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *46.0% (decrease of -0.5% percentage points compared to 46.5% in the 3Q2000)*

✓ *OPERATING FREE CASH FLOW:*

- *Improvement of US $11.3 million in the period Jan-Sep 2001 (US $ -12.9 million compared to US $-24.2 million in the same period last year)*

✓ *NET DEBT:*

- *$1,864.3 million (decrease of -16.4% compared to $2,229.1 million in the 3Q2000)*

✓ *CASH AND CASH EQUIVALENTS:*

- *$716.6 million (increase of 163.7% compared to $271.7 million in the 3Q2000)*

US $50 MILLION EUROBOND REFINANCING

✓ *During the quarter GEO managed to obtain enough resources to refinance its US$ 50m Eurobond.*

✓ *In the 3Q2001 GEO issued two medium-term peso notes totaling $435 million (US $46.3 million) to refinance its Eurobond.*

✓ *The $300 million of the first issuance will bear interest at TIIE+3.0 maturing in 2005.*

✓ *The $135 million of the second issuance will bear interest at TIIE+3.0 maturing in 2006.*

✓ *The $427.1 million in net proceeds were changed into US Dollars equaling US $46.3 million, eliminating the exchange rate risk.*

✓ *To date GEO has purchased more than US $15.5 million of its bond (31% of the outstanding).*

✓ *New purchases will be made in the following months according to market conditions.*

✓ *The company has reduced its USD exchange rate debt exposure to less than 1.8%*

✓ *The new debt maturing schedule has been aligned with the company's expectations for free cash flow generation.*

1- MD&A OF OPERATING RESULTS 3Q2001

SALES

Sales during the third quarter of 2001 classified by mortgage type showed the following performance:


UNITS SOLD 3Q00
INFONAVIT, FOVI AND CHILE
5,290
634
60
5,984
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 3Q01
INFONAVIT, FOVI AND CHILE
6,342
127
1,616
4,599
TOTAL
CHILE
FOVI
INFONAVIT

Sales during the period January-September of 2001 classified by mortgage type showed the following performance:


UNITS SOLD Jan-Sep 00
INFONAVIT, FOVI AND CHILE
13,537
3,957
541
18,035
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Sep 01
INFONAVIT, FOVI AND CHILE
16,335
736
4,273
11,326
TOTAL
CHILE
FOVI
INFONAVIT

The decrease of 16.3% in INFONAVIT sales during the period January-September 2001 compared to last year is lower than the expected 22% decrease in the number of mortgages to be granted by INFONAVIT during 2001, thus GEO has increased its market share in INFONAVIT.

Sales mix by housing agencies in Mexico during the third quarter and the period January-September of 2001 were:


SALES MIX GEO
3Q
11%
89%
26%
74%
3Q00
3Q01
INFONAVIT
FOVI


SALES MIX GEO
Jan-Sep
23%
77%
27%
73%
Jan-Sep 00
Jan-Sep 01
INFONAVIT
FOVI

Distribution of homes sold in Mexico by price range during the third quarter of 2001 was:


SALES MIX BY PRICE RANGE
3Q00
TOTAL SALES 5,924
AUCTION & 85 MW 124 2%
UP TO 100 MW 5,043 85%
UP TO 130 MW 359 6%
ABOVE 130 MW 398 7%


SALES MIX BY PRICE RANGE
3Q01
TOTAL SALES 6,215
AUCTION & 85 MW 500 8%
UP TO 100 MW 2,837 46%
UP TO 130 MW 2,622 42%
ABOVE 130 MW 256 4%

Distribution of homes sold in Mexico by price range during the period January-September of 2001 was:


SALES MIX BY PRICE RANGE
Jan-Sep 00
TOTAL SALES 17,494
AUCTION & 85 MW 304 2%
UP TO 100 MW 8,618 49%
UP TO 130 MW 7,347 42%
ABOVE 130 MW 1,225 7%


SALES MIX BY PRICE RANGE
Jan-Sep 01
TOTAL SALES 15,599
AUCTION & 85 MW 721 5%
UP TO 100 MW 6,373 41%
UP TO 130 MW 7,735 49%
ABOVE 130 MW 770 5%

256 houses out of the 6,215 homes sold by GEO in Mexico during the 3Q2001 are in the upper affordable and middle income housing segments. From the 15,599 homes sold in the accumulated nine months of 2001, 770 houses belong to these housing segments.

REVENUES

GEO's management, in an effort to maintain the financial health of the company, decided to link production with collection, during these transitory times. This measurement was taken as of the 3Q2000 due to the imminent inventory risk caused by the change in administration.

The resulting changes in revenues seasonality made the comparison easier to the same period of 2000.

3Q2001 revenues presented an increase of 6.0% compared to the same period of 2000 and an increment of 20.3% in comparison to the previous quarter. Accumulated revenues for the period January-September decreased by -10.2% versus 2000.

Revenues for the third quarter of 2001 compared to the third quarter of 2000 were:


REVENUES 3Q
1,400.0
1,200.0
1,000.0
800.0
600.0
1,176.6
1,247.2
3Q00
3Q01

The revenues of the period January-September of the year in comparison to the same period in 2000 were:


REVENUES Jan - Sep
3,800.0
3,400.0
3,000.0
2,600.0
2,200.0
1,800.0
1,400.0
1,000.0
3,639.3
3,266.7
Ene-Sep 00
Ene-Sep 01

AVERAGE SALES PRICE

The average price during the third quarter of 2001 was $211,118, an increase of 6.2% compared to the 3Q2000 and a decrease of -1.4% when compared to the 2Q2001. On the other hand, Chile's average price was US $20,650

The performance of the average price was due to the effects of the company's diversification in its sales mix.



AVERAGE SALES PRICE GEO
220,000
210,000
200,000
190,000
180,000
198,700
214,055
211,118
3Q00
4Q00
1Q01
2Q01
3Q01

EQUIVALENT PRODUCTION

As a consequence of the change in seasonality, the number of equivalent homes produced in Mexico (revenues / average price) during the third quarter were 5,728 units, a decrease of -2% compared to the same period of 2000. On the other hand, equivalent home produced in Mexico (revenues / average price) during the period January-September were 14,947 units, a decrease of -16% compared to the same period of 2000.

The reduction of -16% in the equivalent production is higher than the decrease in sales of -9.4% and -10.2% in revenues due to a richer sales mix and a higher average selling price in comparison to the same period of 2000.

However during the third quarter 18 new projects, for a total of 5,483 homes, were initiated. The percentage of completion of these new projects was 35.4%. In comparison to the 2Q2001, this figure represents an increase of 52.7% in starts.



EQUIVALENT PRODUCTION 3Q
6,000
5,600
5,200
4,800
4,400
4,000
5,875
5,728
3Q00
3Q01



EQUIVALENT PRODUCTION Jan-Sep
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
17,736
14,947
Jan-Sep 00
Jan-Sep 01

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT and FOVI for GEO's projects. During the third quarter of 2001, -2,309 mortgages were declined for the purpose of obtaining better conditions in prices. Backlog as of September 2001 was valid for 50,015 units, valid for approximately two years of production, including the signed agreements under the Savings Program GEOFACIL.

		3Q00	3Q01
	Backlog as of June 30	31,731	53,595
(-)	Sales Mexico	-5,924	-6,215
(+)	Mortgages Granted	12,200	4,944
(-)	Mortgages Declined	-4,640	-2,309
(+)	GEOFACIL	0	0
	Backlog as of September 30	**33,367**	**50,015**

Besides the regular mortgage backlog, important agreements were signed with institutions such as INFONAVIT, Comercial Mexicana, CONCANACO, CONCAMIN and COPARMEX during the year 2000. This is how the backlog figure includes GEOFACIL's 24,000 mortgages to be used during the next three years.

GROSS PROFIT

Gross margin for the 3Q2001 presented an improvement of 60 basis points compared to the 2Q2001, having increased from 25.5% to 26.2%. Gross margin for the 3Q2001 compared to the same period of 2000 showed an increase of 1.0% percentage points.

On the other hand, the accumulated gross margin remained stable in comparison to the same period of last year at 25.8%. It is important to remark that the 3Q2001 gross margin was the highest recorded since the first quarter of 2000.

Gross margin variations were mainly caused by the reduction in the financial costs related to production caused by the lowering interest rates in our country.



GROSS PROFIT 3Q
350.0
300.0
250.0
27.0%
26.0%
25.0%
24.0%
296.9
326.8
25.2%
26.2%
3Q00
3Q01
$
Margin



GROSS PROFIT Jan-Sep
1,000.0
800.0
600.0
27.0%
26.0%
25.0%
939.9
843.1
25.8%
25.8%
Jan-Sep 00
Jan-Esp 01
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The policy of austerity initiated in the 4Q2000 continues to produce good results. SG&A presented a decrease of -4.1% in real terms, the equivalent to $-5.9 million, in comparison to the 3Q2000. SG&A expenses showed a decrease of -7.7% compared to the period of January-September of 2000.

The incidence of SG&A expenses to sales over the third quarter of the year was below 11%, reaching 10.9% for the first time in the last four quarters, moving from 12.1% in the 3Q2000 and from 11.76% in the 2Q2001.

Third quarter and accumulated January-September SG&A expenses and their incidence over sales, compared to the same periods of 2000 were:



SG&A EXPENSES 3Q
160.0
150.0
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
142.0
136.2
12.1%
10.9%
3Q00
3Q01
$
Incidence to Sales



SG&A EXPENSES Jan-Sep
450.0
420.0
390.0
360.0
330.0
300.0
13.0%
12.0%
11.0%
10.0%
411.7
379.9
11.3%
11.6%
Jan-Sep 00
Jan-Sep 01
$
Incidence to Sales

OPERATING PROFIT

Operating profit during the third quarter presented an increase of 23.1% compared to the 3Q2000, an improvement of 32.9% when compared to the 2Q2001 and a decrease of -12.3% in comparison to the accumulated nine months figure.

Operating margin presented an increase of 150 basis points, moving up from 13.8% in the 2Q2001 to 15.3% In the 3Q2001. On the other hand, year-over-year operating margin presented an increase of 2.1% percentage points passing from 13.2% in the 3Q2000 to 15.3%. It is important to remark that the 3Q2001 operating margin was the highest recorded since the first quarter of 2000.

When compared to January-September of 2000, operating margin showed a decrease of -0.3% explained by the change in the seasonality of revenues, as well as by the production strategy focusing on maintaining financial health.



OPERATING PROFIT 3Q
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
16.0%
14.0%
12.0%
10.0%
154.8
190.7
13.2%
15.3%
3Q00
3Q01
$
Margin



OPERATING PROFIT Jan-Sep
540.0
520.0
500.0
480.0
460.0
440.0
420.0
16.0%
14.0%
12.0%
10.0%
528.2
463.2
14.5%
14.2%
Jan-Sep 00
Jan-Sep 01
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It is important to recall that according to US GAAP and international standards, GEO capitalizes cost of financing related to production, rather than applying them to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporaci6n GEO has the leading Gross Margins in the industry, despite the fact that GEO's production is almost double that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, gross margin for the third quarter of 2001 would be 30.4%, while operating margin would be 19.5%



MARGINS GEO 3Q2001
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.2%
30.4%
15.3%
19.5%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

3Q2001 EBITDA presented an increase of 11.4% compared to the same period last year with an increase of 1.1% percentage points in the EBITDA margin, moving from 20.6% in the 3Q2000 to 21.7%. When compared to the 2Q2001 the EBITDA presented an increase of 25.2%, with a margin of 21.7% compared to the 20.8% in the 2Q2001

Third quarter 2001 EBITDA compared to third quarter of 2000 was:

	3Q00	3Q01	Change	%
OPERATING PROFIT	**154,842**	**190,662**	**35,820**	**23.1%**
Capitalized Interest Expenses	90,841	75,016	-15,825	-17.4%
Capitalized Repomo	-30,612	-22,175	8,437	-27.6%
Amortization & Depreciation	27,539	26,823	-716	-2.6%
EBITDA	**242,610**	**270,326**	**27,716**	**11.4%**
EBITDA MARGIN	**20.6%**	**21.7%**	**1.1%**	**5.1%**
EBITDA in US$ millions	**24.2**	**28.4**	**4.2**	**17.5%**
EBITDA per Share	**2.415**	**2.691**	**0.3**	**11.4%**


EBITDA 3Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
242.6
270.3
20.6%
21.7%
23.0%
22.0%
21.0%
20.0%
19.0%
3Q00
3Q01
$
Margin

On the other hand, January-September 2001 EBITDA margin presented a decrease of -0.2% percentage points, moving from 21.4% to 21.2% as presented in the next table:

	Jan-Sep 00	Jan-Sep 01	Change	%
OPERATING PROFIT	**528,178**	**463,242**	**-64,936**	**-12.3%**
Capitalized Interest Expenses	290,170	234,415	-55,755	-19.2%
Capitalized Repomo	-107,718	-80,067	27,651	-25.7%
Amortization & Depreciation	69,165	74,121	4,956	7.2%
EBITDA	**779,796**	**691,711**	**-88,085**	**-11.3%**
EBITDA MARGIN	**21.4%**	**21.2%**	**-0.2%**	**-1.1%**
EBITDA in US$ millions	**77.8**	**72.7**	**(5.1)**	**-6.5%**
EBITDA per Share	**7.761**	**6.885**	**(0.9)**	**-11.3%**


EBITDA Jan-Sep
800.0
700.0
600.0
779.8
691.7
21.4%
21.2%
23.0%
22.0%
21.0%
20.0%
19.0%
Ene-Sep 00
Jan-Sep 01
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the third quarter showed a decrease of -16.9% in comparison to the same period last year. Financial expenses presented a decrease of -30.3% compared to the 3Q2000 and a decrease of 16.4% versus last quarter. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Integral Cost of Financing for the 3Q2001 was:

	3Q00	3Q01	Change	%
Financial Products	-6.1	-6.8	-0.7	11.4%
Financial Expenses	59.8	41.7	-18.1	-30.3%
Monetary Loss	30.3	10.2	-20.1	-66.3%
Exchange Rate Loss	-20.9	7.4	28.3	-135.4%
CIF	**63.1**	**52.5**	**(10.7)**	**-16.9%**


INTEGRAL COST OF FINANCING 3Q
80.0
60.0
40.0
20.0
0.0
63.1
52.5
3Q00
3Q01

Accumulate Integral Cost of Financing presented a decrease of -35.1% when compared to the January-September 2001. Integral Cost of Financing for the January-September 2001 was:

	Jan-Sep 00	Jan-Sep 01	Change	%
Financial Products	-16.0	-26.8	-10.9	68.1%
Financial Expenses	134.4	143.3	8.9	6.7%
Monetary Loss	105.4	46.6	-58.8	-55.7%
Exchange Rate Loss	-1.2	-18.8	-17.6	1436.2%
CIF	**222.6**	**144.4**	**(78.2)**	**-35.1%**


INTEGRAL COST OF FINANCING Jan-Sep
250.0
200.0
150.0
100.0
50.0
0.0
222.6
144.4
Jan-Sep 00
Jan-Sep 01

NET PROFIT

Net profit during the 3Q2001 compared to last year observed an increase of 110.0%, moving from $43.1 million in the 3Q2001 to $90.6 million in this term. When compared to last quarter the improvement in Net Profit was of 74.7%

Net margin for the third quarter of 2001 presented an increment of 2.3% percentage points compared to the 2Q2001 moving from 5.0% to 7.3%, and an increase of 3.6% percentage points in comparison to the 3Q2000 moving from 3.7% to 7.3%. It is important to remark that the 3Q2001 net margin was the highest recorded since the last quarter of 1999.

During the third quarter $53.2 million pesos were accounted as part of the deferred taxes according to the d-4 bulletin, affecting the Net Income of the period. Net profit during the third quarter 2001 showed as follows:

	3Q00	3Q01	Change	%
Earnings before Taxes	**76.8**	**127.0**	**-50.3**	**65.5%**
Income Tx & PTU	31.1	36.1	-5.0	16.2%
Continued Operations	45.7	90.9	-45.2	99.0%
Discontinued Op.	-5.5	-0.1	-5.4	-98.7%
Minority Interest	-2.9	0.3	-3.2	-110.7%
NET PROFIT	**43.1**	**90.6**	**-47.4**	**110.0%**


NET PROFIT 3Q
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
43.1
90.6
3.7%
7.3%
3Q00
3Q01
$
Margin

The nine months accumulated Net profit observed an increase of 48.0% compared to the same period last year. Net Margin for the period January-September of 2001 presented an increase of 2.3% percentage points in comparison to the same period of 2000, moving from 3.4% to 5.7%.

Net profit reflects the $72.4 million accounted as part of deferred taxes according to the D-4 bulletin. Net profit during the period January-September of the year was:

	Ene-Sep 00	Ene-Sep 01	Change	%
Earnings before Taxes	**268.5**	**267.5**	**1.0**	**-0.4%**
Income Tx & PTU	105.7	76.2	29.4	-27.9%
Continued Operations	162.8	191.2	-28.4	17.4%
Discontinued Op.	-74.0	-10.8	-63.2	-85.4%
Minority Interest	-36.5	-5.0	-31.5	-86.3%
NET PROFIT	**125.3**	**185.4**	**-60.1**	**48.0%**


NET PROFIT Jan-Sep
200.0
150.0
100.0
50.0
0.0
7.0%
5.0%
3.0%
1.0%
125.3
185.4
3.4%
5.7%
Jan-Sep 00
Jan-Sep 01
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

The accumulated EPS presents the effect of the Mexican accounting bulletin D-4 to recognize Deferred Taxes since January 2000, and the non-recurrent and extraordinary event of the closing down of the US operations. The EPS has been improving since the last quarter moving from a decrease of 52.9% in the 2Q2001 to a decrease of 22.8% in this term.

PERIOD	3Q00	3Q01	Change	
			EPS	%
Third Quarter 2001	0.429	0.901	0.472	110.0%
Accumulated 9 months (Jan01-Sep01)	1.247	1.846	0.599	48.0%
Accumulated 12 months (Sep00-Sep01)	2.762	2.131	(0.630)	-22.8%

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company during the third quarter of the year presented an increase of 163.7% compared to the 3Q00, going from $271.7 million to $716.6 million pesos in the 3Q2001.

It is important to notice that the extraordinary level of cash during the period was caused by the issuance of two medium-term notes to refinance the company's eurobond totaling $427.1 million pesos in net proceeds. Without this effect, cash level would be $372.7 million, an increase of 37.2 versus 3Q2000.



CASH & CASH EQUIVALENTS
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
271.7
716.6
3Q00
3Q01

COLLECTION AND ACCOUNTS RECEIVABLE

After the deceleration presented in the housing institutes during the last months of 2000, GEO's management took the decision to concentrate on financial health, and decided to link production rhythm to the collection flows.

Fortunately the situation was temporary and the collection was fully reactivated since May, after four weak initial months.

Despite the lower pace of collections, the accounts receivable to sales showed a decrease of -2.1% percentage points versus the 3Q2000 and a increase of 1.7% percentage points compared to the second quarter of the year.



ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
58.0%
50.4%
56.5%
54.2%
55.9%
3Q00
4Q00
1Q01
2Q01
3Q01

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" strategy managed by the company to diminish working capital needs, the level of inventories of the third quarter presented a decrease of $-196.7 million compared to the 3Q2000.

The composition of inventories as of September 30 was the following:

	3Q00	3Q01	Change	%
Promotions in process	1,062.7	931.2	131.5	-12.4%
Materials	212.7	192.5	20.2	-9.5%
Land Inventory	626.6	581.9	44.7	-7.1%
INVENTORIES	**1,902.0**	**1,705.6**	**-196.4**	**-10.3%**

It is the objective of the administration to maintain a minimum level of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish

working capital needs and land ownership risk, mainly originated by irregular human settlements, regulatory changes and new potential and unexpected competitors.

As of September 2001, land availability of the company reached a total of 83,206 affordable entry-level units or the equivalent of 998 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.

Geo controls land bank worth more than three years of production with a low financial cost and a limited ownership risk.



LAND BANK - 3Q2001
14,910
34,608
33,689
Owned
Land Outsourcing
Optioned

OPERATING FREE CASH FLOW

Operating Free Cash Flow for the period of January-September 2001,presented an improvement of US $11.3 million, having passed from US$ -24.2 million in September of last year to US $ -12.9 million in September 2001.

On the other hand, Operating Free Cash Flow during the third quarter presented an decrease of US $-2.4 million, moving up from US $-10.5 million in June to US$ -12.9 million in September 2001.



OPERATING FREE CASH FLOW US$
Quarter over Quarter
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-10.5
-12.9
Jun-01
Sep-01



OPERATING FREE CASH FLOW US$
Accumulated Jan - Sep
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-24.2
-12.9
Sep-00
Sep-01

The next table shows the operating free cash flow statement for the 3Q2001 versus 3Q2000:

Operating Free Cash Flow 3Q2000 vs 3Q2001 Comparison	3Q '00	3Q '01	Change	3Q '00	3Q '01	Change
	(In millions of pesos as of September, 30 2001)			(In millions of US Dollars)		
SOURCES						
EBITDA	242.7	270.3	27.6	27.1	26.9	-0.3
Interest Income	6.1	6.8	0.7	0.7	0.6	-0.0
TOTAL SOURCES	248.8	277.1	28.3	27.8	27.5	-0.3
USES						
Interest Expenses	-150.6	-116.7	33.9	-16.6	-11.3	5.3
Working Capital	-13.7	-211.2	-197.5	-4.8	-21.8	-17.0
Inventory	-109.7	27.8	137.5	-9.4	3.5	12.9
Capex	-21.1	8.4	29.6	-2.3	0.9	3.2
Other	-19.8	-16.9	2.9	-2.2	-1.6	0.6
FX	20.9	-7.4	-28.3	2.0	-0.9	-2.8
Inflation Adj.	0.3	11.9	11.6	0.0	1.2	1.2
Taxes	-18.0	0.0	18.0	-2.0	0.0	2.0
TOTAL USES	-311.6	-303.9	7.7	-35.3	-30.0	5.3
TOTAL OPERATING FREE CASH FLOW	-62.8	-26.8	36.1	-7.5	-2.5	5.0

The next table shows the operating free cash flow statement year over year:

Operating Free Cash Flow Year Over Year Comparison	JAN - SEP '00	JAN - SEP '01	Change	JAN - SEP '00	JAN - SEP '01	Change
	(In millions of pesos as of September, 30 2001)			(In millions of US Dollars)		
SOURCES						
EBITDA	779.8	691.7	-88.1	77.8	72.7	-5.1
Interest Income	15.9	26.8	10.9	1.6	2.8	1.2
TOTAL SOURCES	795.8	718.5	-77.2	79.4	75.6	-3.8
USES						
Interest Expenses	-424.5	-377.8	46.8	-42.4	-39.7	2.7
Working Capital	-642.8	-321.2	321.6	-64.1	-33.8	30.3
Inventory	181.0	-132.5	-313.4	18.0	-13.9	-31.9
Capex	-57.8	3.7	61.5	-5.8	0.4	6.2
Other	-51.9	-66.0	-14.1	-5.2	-6.9	-1.7
FX	1.3	18.8	17.5	0.1	2.0	1.9
Inflation Adj.	2.3	33.4	31.1	0.2	3.5	3.3
Taxes	-45.8	0.0	45.8	-4.6	0.0	4.6
TOTAL USES	-1,038.4	-841.5	196.8	-103.8	-88.5	15.3
TOTAL OPERATING FREE CASH FLOW	-242.6	-123.0	119.6	-24.4	-12.9	11.5

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In line with management's objective of generating operating free cash flow and EBITDA under the same platform of debt and capital, net debt presented a decrease of -16.4% or $-364.8 million pesos reaching a level of $1,864.3 million pesos compared to the $2,229.1 million in the 3Q2000. 3Q2001 net debt remained flat in real terms compared to the $1,851.1 million in the second quarter of the year.

In May, Corporación GEO officially began its work on the refinancing, either in the local or international markets, of its five-year US $50 million Eurobond emitted in May 1997, which falls due May of next year.

During the quarter, the company placed two medium-term notes totaling $435 million pesos in order to refinance the financial liabilities, including the company's eurobond. The $427.1 million in net proceeds were changed to US Dollars obtaining US $46.2 million eliminating the exchange rate risk. Up to the publication date of this report, the company has bought back in the open market more than 31% of its eurobond. The remaining 69% will be purchased by the company in the following months according to market conditions.

Because of the company's eurobond that will fall due in May 2002, the US $34.5 million outstanding passed from long-term debt to short-term debt, thus modifying the company's debt profile. In light of this event, the debt profile presented a variation, showing a composition of 68.3% short-term and 31.7% long-term, while dollar liabilities as of September only represented a 21.7% from the total debt of the company. Once the company pays the Eurobond, debt composition would be 53% long-term and 47% short-term.

Despite the proximity of the maturity of GEO's eurobond, the company has more than $2,833.3 million pesos in lines of credit that are available and not used as a combination of the diversification of financial instruments available to GEO.

From the $2,833.3 million pesos in lines of credit that are available and not used $1,898.8 million corresponds to available lines of credit under the bridge loan financing while the remaining $934.5 is composed by direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit assures enough working capital for the company to build an excess of more than 19,000 houses.

In addition, the company has broadened its corporate finance portfolio, opening business relationships with six new financial institutions that will be offering GEO bridge loan financing, direct credits, commercial paper and medium term notes. These institutions are IXE Banco, Grupo Financiero Banorte, Mi Casa Autofin, Multivalores Casa de Bolsa, Grupo Financiero Bital and GMAC.

Some of the important debt indicators as of September 2001 are:

DEBT INDICATORS	3Q00	3Q01	Change	
			Amount	%
Net Debt	2,229.1	1,864.3	364.8	19.6%
Net Debt to Capitalization Ratio	49.5%	44.4%	5.0%	11.3%
Net Debt to Capitalization Ratio without def. tax	43.7%	38.1%	5.6%	14.7%
Short-term debt to Total debt	62.8%	68.3%	-5.5%	-8.1%
Long-term debt to Total debt	37.2%	31.7%	5.5%	17.5%
Pesos debt to Total debt	76.0%	78.3%	-2.3%	-3.0%
U.S. Dollar debt to Total debt	24.0%	21.7%	2.3%	10.7%
Liquidity (CA / CL)	2.28	2.25	0.0	1.3%
Acid Test (CA - Inv / CL)	1.49	1.55	(0.1)	-3.9%

Composition and average cost of debt per financial instrument during the third quarter of the year, showed as follows:

TOTAL FINANCIAL LIABILITIES	3Q01		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	895.2	34.7%	TIIE + 3.0	13.4%
Bridge Loans UDIS	60.5	2.3%	UDIS + 11.8	18.0%
Direct Loans	224.9	8.7%	TIIE + 3.1	13.5%
Comercial paper	86.0	3.3%	TIIE + 2.25	12.7%
Leasing	19.6	0.8%	TIIE + 1.5	11.9%
Medium Term Notes in Pesos P001	300.0	11.6%	CETES + 4	12.6%
Medium Term Notes in Pesos P002 & P003	435.0	16.9%	TIIE + 3.0	13.4%
Credits Chile	167.2	6.5%	12.2%	12.2%
Eurobond and Others	392.5	15.2%	10.0%	10.0%
AVERAGE COST OF DEBT	2,580.9	100.0%	12.8%	

It is important to mention that 37.0% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time to finishing and collecting the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project.

In addition, the company's liabilities in the more than 93 active bridge loans are covered 2.6 times by the accounts receivable.

3. - LABOUR AND MANAGEMENT

As of September 30 of 2001 Corporación GEO had 6,479 eventual workers, representing 22.9% less than in the 3Q2001 and 8% less than in the last quarter. In addition the number of non-unionized administrative and fixed personnel was 3,318 representing an adjustment of 15.6% in comparison to September 2000 and of 6.7% compared to June 2001. This adjustments are part of the restructure program initiated last September to reduce redundancy and improve efficiencies.

4.- GEO UNVEILS PROGRAM TO DIVERSIFY ITS PRODUCT PORTFOLIO AND EXPAND INTO NEW HOUSING SEGMENTS

On August 2, Corporación Geo announced additional details about its expansion into new housing segments, including the upper-affordable and middle-income housing market.

The decision to grow in new market segments is based on a favorable economic outlook and the return of commercial banks and SOFOLES to middle-income housing finance, as well as on employing the competitive advantages of the company, such as its national brand, reputation for quality, and experience with innovative design and products.

For 2001, Corporación Geo expects the following results from this initiative into new market segments:

- The sale of more than 1,000 middle and upper-affordable homes in the states of Morelos, Guerrero, Jalisco, Tamaulipas, Veracruz, Puebla, Querétaro and Mexico City, with prices from US$35,000 to US$110,000, depending on the project.

- The sales of homes in these segments should represent approximately 10% of the company's revenue in 2001, with gross margins between 28% and 31%.

- A strategic alliance with GMAC RFC, one of the most recognized international mortgage finance institutions, beginning with bridge-loan financing and mortgage lending to GEO's middle income clients, representing the first project of its kind for GMAC and a public homebuilder in Mexico.

- In addition, Geo is also diversifying toward the lower end of the income scale and producing approximately 1,500 homes under the PROSAVI-PROGRESIVA programs of national housing institute FOVI, in the states of Guerrero, Tamaulipas and the State of Mexico, with prices of US$18,000 and below, and margins between 23% and 25%.

Adding these segments to GEO's traditional market niche of affordable entry-level housing, the company is now in a position to serve a potential market formed by 85% of the working population in Mexico.

Luis Orvañanos, Chairman of Corporación Geo, said about this new initiative, "There are many advantages to this kind of diversification, among them offering a greater range of products, entering new markets to be ready for the coming growth in the housing industry, and diversifying risk. With the consolidation of the company initiated in 1999, we have created solid financial and operational foundations which should guarantee the success and profitability of these operations."

5.- EXTRAORDINARY SHAREHOLDERS' MEETING

On August 31, Corporación Geo held its Extraordinary Shareholders' Meeting at its headquarters located in Mexico City. The Extraordinary Shareholders' Meeting had a quorum of 94.5% and all the agenda was voted on favor with more than 75% of majority.

The main purpose of this Extraordinary Shareholders' Meeting was to present the "Tag-Along" rights initiative implemented by GEO's Board of Directors, as well as to propose the adoption of an alternative Shareholders Rights Program that is independent from the company's ESOP.

In addition, GEO's Board recommended a motion to change several clauses of GEO's by-laws in order to update them with the recent reforms of the Stock Market Law. Finally, it was also asked the approval to increase the company's share buyback program.

It is the intention of the management to go ahead with the policy of 'One Share, One Vote' that has been followed since the company became public back in 1994. The Tag-Along Clause and the Shareholders' Rights Plan are designed to make sure that all shareholders benefit as the company builds value.

6.- GEO SECURES PESOS $300 MILLION MATURING IN 2005, THEFORE SUCESSFULLY INICIATING THE FIRST STAGE OF THE DEBT REFINANCING STRATEGY

On August 16, Corporación Geo announced the issuance of a medium term note in Mexico for the total amount of P$300 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2005. The use of proceeds of the transaction is to exclusively restructure the Company's financial liabilities. This is the second issuance under the P$600 million program initiated in June of 2000. Luis Orvañanos, Chairman of Corporación GEO, indicated "GEO will be stronger than ever to implement its growth plans and its overall goal of increasing shareholder value."

In addition, Víctor Segura, Chief Financial Officer, said, "we have successfully initiated the first stage of our short-term debt refinancing strategy, including the outstanding Eurobond maturing next year in May. With the issuance, we have procured more than US$30 million to cover our debt maturities. Our main objective is to provide the Company with a debt maturity schedule in line with our cash flow generation, so that debt repayments will become a seamless process in the upcoming years."

The favorable rates for CETES and TIIE, in addition to the strengthening of the Peso, convinced the management that this was the opportune time to leverage on these positive economic market expectations and country stability to commence GEO's debt refinancing program. Additionally, the net financial leverage of the Company will not be negatively impacted, as a result of this transaction while our net maturities will be extended. This constitutes a positive step aimed at enhancing our capital structure in light of GEO's growth prospects for the upcoming years.

7.- GEO SIGNS STRATEGIC ALLIANCE WITH AUTOFIN TO PROMOTE MIDDLE INCOME HOUSING IN MEXICO

On September 18, Corporación Geo signed a strategic alliance with Autofín, the leading financing company for middle-income and residential housing in Mexico.

This initiative will aim to promote and commercialize middle income housing in Mexico, resulting from the common efforts of both, Corporación Geo and Autofín. "Residential Alliance" will target the needs of the middle-income housing segment, unattended for the past six years.

The philosophy behind this initiative is that both companies will provide, under a 50% basis, all the necessary elements to develop middle-income housing communities in Mexico. At the end of the program the homes are delivered, collect and both companies share all the profits at a 50% basis.

Carlos García Vélez, Chief Architecture and Design Officer commented: "Residential Alliance" will focus in the attractive middle-income segment of the housing industry, where GEO has started to move its pieces since the beginning of this year. In order to capitalize on these opportunities, we have created the necessary synergies with Autofín, joining the quality design and prestige of GEO, with the experience of Autofín in the home financing industry. The result will be a brand new type of housing doted with a modern image, easily differentiated from the competitors and reachable by a large number of Mexicans that have today the opportunity to become eligible for a middle-income mortgage," concluded García Vélez.

8.- GEO ANNOUNCES ITS INTENTIONS TO INITIATE ITS SHARE REPURCHASE PROGRAM

On September 19, Corporación Geo announced its intentions to start its share buyback program. During the Shareholders Meeting a $200 million pesos was authorized for the repurchase of shares as part of the company's share repurchase program. Motivated by the low valuation of its shares and the high volatility in the capital markets as a result of the tragic events of September 11 occurred in the United States, the company has accelerated the initiation of the operations of its share repurchase program, with the intention of supporting the liquidity and diminish the stock volatility.

Since October first op to the date of this report, GEO has repurchased an approximate number of 300,000 own shares at an average price close to Ps $6.55.

9.- GEO ISSUES $135 MILLION PESOS NOTE MATURING IN 2006, ASSURES REFINANCING OF EUROBOND

On September 28, the company announced the issuance of a medium-term note in Mexico for the total amount of P$135 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2006. The use of proceeds of the transaction is exclusively to restructure the Company's financial liabilities. This P$135 million issuance is the first one under a new P$600 million program subscribed by the company this week, with improved conditions compared to the last issuance on August 16, extending the maturity from three and half years to four and a half.

Víctor Segura, Chief Financial Officer, said, "we have successfully concluded the second stage of the refinancing strategy of our US$50 million Eurobond maturing May 2002. Despite today's scenario of volatility and uncertainty, we have reinforced our objective to achieve a debt maturity schedule in line with the cash flow generation expectations of the company."

The US$23.5 million still available from the issuance in August after buying back 17% of the bond, in addition to the equivalent US$13.7 million of today's transaction, will be used in the following months to purchase the remaining outstanding portion of our Eurobond according to market conditions.

10.- EUROBOND BUYBACK

As of the date of this report the company has bought back in the open market US $15.5 million of its Eurobond, equivalent to more than 31% of the outstanding, at an average price below face value. The cancellation of this portion of the Eurobond will be translated into financial savings of US $1.6 million.

Luis Orvañanos
Chairman of the Board

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 3Q2001 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF SEPTEMBER 30 2001

	3Q2000		3Q2001		Variation	
Homes Sold	5,984		6,342		358	6.0%
	$	**%**	**$**	**%**	**$**	**%**
Revenues	**1,176,577**	**100.0%**	**1,247,200**	**100.0%**	**70,623**	**6.0%**
Cost of Goods Sold	**879,692**	**74.8%**	**920,369**	**73.8%**	**40,677**	**4.6%**
Gross Profit	**296,885**	**25.2%**	**326,831**	**26.2%**	**29,946**	**10.1%**
SG&A	142,042	12.1%	136,168	10.9%	(5,874)	-4.1%
Operating Profit	**154,843**	**13.2%**	**190,663**	**15.3%**	**35,820**	**23.1%**
EBITDA	**242,610**	**20.6%**	**270,326**	**21.7%**	**27,716**	**11.4%**
Integral Cost of Financing						
Financial Products	(6,104)	-0.5%	(6,801)	-0.5%	(697)	11.4%
Financial Expenses	59,778	5.1%	41,666	3.3%	(18,112)	-30.3%
Foreign Exchange Loss (Gain)	(20,875)	-1.8%	7,385	0.6%	28,260	-135.4%
Monetary Loss (Gain)	30,346	2.6%	10,240	0.8%	(20,106)	-66.3%
	63,145	5.4%	52,490	4.2%	(10,655)	-16.9%
Other Net Expenses	18,818	1.6%	11,151	0.9%	(7,667)	-40.7%
Income from Affiliates	3,884	0.3%	0	0.0%	(3,884)	-100.0%
Earnings from Continued Op. Before Taxes	**76,764**	**6.5%**	**127,023**	**10.2%**	**50,259**	**65.5%**
Provisions						
Income Taxes	16,443	1.4%	(19,823)	-1.6%	(36,266)	-220.6%
Deferred Taxes	13,092	1.1%	53,202	4.3%	40,110	306.4%
Profit Sharing	1,529	0.1%	2,707	0.2%	1,178	77.0%
Earnings from Continued Operations	**45,699**	**3.9%**	**90,937**	**7.3%**	**45,238**	**99.0%**
Earnings (Loss) from Discontinued Operations	(5,491)	-0.5%	(69)	0.0%	5,422	-98.7%
Net Profit (loss) before Minoritary Interest	**40,208**	**3.4%**	**90,868**	**7.3%**	**50,660**	**126.0%**
Minoritary Interest	(2,920)	-0.2%	312	0.0%	3,232	-110.7%
Net Profit (loss)	**43,128**	**3.7%**	**90,556**	**7.3%**	**47,428**	**110.0%**

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED ACUMULATED JAN-SEP INCOME STATEMENTS
THOUSANDS OF PESOS AS OF SEPTEMBER 30 2001

	Jan-Sep 00		Jan-Sep 01		Variation	
Homes Sold	18,035		16,335		(1,700)	-9.4%
	$	%	$	%	$	%
Revenues	3,639,289	100.0%	3,266,656	100.0%	(372,633)	-10.2%
Cost of Goods Sold	2,699,375	74.2%	2,423,531	74.2%	(275,844)	-10.2%
Gross Profit	939,914	25.8%	843,126	25.8%	(96,789)	-10.3%
SG&A	411,736	11.3%	379,883	11.6%	(31,853)	-7.7%
Operating Profit	528,178	14.5%	463,242	14.2%	(64,936)	-12.3%
EBITDA	779,796	21.4%	691,711	21.2%	(88,085)	-11.3%
Integral Cost of Financing						
Financial Products	(15,958)	-0.4%	(26,818)	-0.8%	(10,860)	68.1%
Financial Expenses	134,394	3.7%	143,343	4.4%	8,949	6.7%
Foreign Exchange Loss (Gain)	(1,224)	0.0%	(18,798)	-0.6%	(17,574)	1436.2%
Monetary Loss (Gain)	105,408	2.9%	46,647	1.4%	(58,761)	-55.7%
	222,620	6.1%	144,374	4.4%	(78,246)	-35.1%
Other Net Expenses	47,710	1.3%	51,410	1.6%	3,700	7.8%
Income from Affiliates	10,641	0.3%	0	0.0%	(10,641)	-100.0%
Earnings from Continued Op. Before Taxes	268,489	7.4%	267,458	8.2%	(1,031)	-0.4%
Provisions						
Income Taxes	35,924	1.0%	823	0.0%	(35,101)	-97.7%
Deferred Taxes	59,799	1.6%	72,388	2.2%	12,589	21.1%
Profit Sharing	9,941	0.3%	3,014	0.1%	(6,927)	-69.7%
Earnings from Continued Operations	162,825	4.5%	191,232	5.9%	28,407	17.4%
Earnings (Loss) from Discontinued Operations	(74,028)	-2.0%	(10,807)	-0.3%	63,221	-85.4%
Net Profit (loss) before Minoritary Interest	88,797	2.4%	180,426	5.5%	91,629	103.2%
Minoritary Interest	(36,501)	-1.0%	(5,007)	-0.2%	31,494	-86.3%
Net Profit (loss)	125,297	3.4%	185,432	5.7%	60,135	48.0%

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF SEPTEMBER 2001

	Jan-Sep 00	Jan-Sep 01	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	271,736	716,634	444,898	163.7%
Account Receivables	2,977,849	2,514,257	-463,592	-15.6%
Affiliates and Associates	11	0	-11	-100.0%
Inventories	1,902,246	1,705,590	-196,656	-10.3%
Other Current Assets	249,245	509,830	260,585	104.5%
Other Current Assets From Discontinued Subsidiaries	68,557	1,846	-66,711	-97.3%
Current Assets >	**5,469,645**	**5,448,157**	**-21,488**	**-0.4%**
INVESTMENT IN ASSOCIATES	41,330	61,624	20,294	49.1%
NET PROPERTY, PLANT AND EQUIPMENT	768,123	712,370	-55,753	-7.3%
OTHER ASSETS	69,780	63,194	-6,586	-9.4%
MERCHANTILE CREDIT	2,043	0	-2,043	-100.0%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	20,419	0	-20,419	-100.0%
TOTAL ASSETS>	**6,371,340**	**6,285,344**	**-85,996**	**-1.3%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,569,287	1,762,474	193,187	12.3%
Suppliers	474,472	487,807	13,335	2.8%
Accumulated Taxes and Expenses	246,479	154,322	-92,157	-37.4%
Clients Advence	0	0	0	#¡DIV/0!
Income Tax and Profit Sharing	10,904	11,719	815	7.5%
Other Liabilities from Discontinued Subsidiaries	94,726	5	-94,721	-100.0%
Current Liabilities >	**2,395,869**	**2,416,326**	**20,457**	**0.9%**
LONG TERM LIABILITIES	931,543	818,439	-113,104	-12.1%
LAND SUPPLIERS	39,842	56,341	16,499	41.4%
SENIORITY PREMIUM	1,725	1,189	-536	-31.1%
EXCESS OF BOOK VALUE FROM THE COST OF SUBSIDIARIES	225	0	-225	-100.0%
Long Term Liabilities >	**973,335**	**875,969**	**-97,366**	**-10.0%**
Non-Deferred Total Liabilities	**3,369,204**	**3,292,295**	**-76,909**	**-2.3%**
Diferred Income Tax	640,814	661,899	21,085	3.3%
Production Commitment for the Securitization	83,548	0	-83,548	NM
TOTAL LIABILITIES >	**4,093,567**	**3,954,194**	**-139,373**	**-3.4%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	112,851	0	0.0%
Reinstated Common Stock	246,531	246,614	83	0.0%
Effect of Conversion in Foreign Entities	4,036	10,097	6,061	150.2%
Premium on Shares Suscription	2,162,026	2,162,912	886	0.0%
Retained Earnings	1,762,576	2,007,393	244,817	13.9%
Period Result	185,096	258,179	73,083	39.5%
Deficiency in Reintated Capital	-1,691,098	-1,844,317	-153,219	9.1%
Majority Shareholder's Equity	**2,782,017**	**2,953,729**	**171,712**	**6.2%**
Minority Shareholder's Equity	97,439	80,188	-17,251	-17.7%
Minoritary Equity Discontinued Subsidiaries	-2,818	902	3,720	-132.0%
Total Non-Deferred Shareolde's Equity	**2,876,638**	**3,034,819**	**158,181**	**5.5%**
Initial Deferred Tax	-539,067	-539,067	0	0.0%
Deferred Tax in Historical Results	0	-72,746	-72,746	#¡DIV/0!
Deferred Tax in Accumulated Results	-59,799	-91,855	-32,056	nm
Total Tax Liabilities	**-598,866**	**-703,669**	**-104,803**	**17.5%**
Total Shareholder's Equity	**2,277,772**	**2,331,150**	**53,378**	**2.3%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,371,339**	**6,285,344**	**-85,995**	**-1.3%**

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

4Q2001 EARNINGS RESULTS

*(**AUDITED** figures presented in millions of pesos as of December 31, 2001)*

4Q2001 HIGHLIGHTS

OPERATING RESULTS 4Q2001
(Compared to 4Q2000)

- ✓ *HOMES SOLD: 8,780 units (increase of 2.8% compared to 8,542 in the 4Q2000)*
- ✓ *REVENUES: $1,412.0 (increase of 13.2%)*
- ✓ *GROSS PROFIT: $375.7(increase of 20.5%) GROSS MARGIN: 26.6%*
- ✓ *OPERATING PROFIT: $232.2 (increase of 47.0%) OPERATING MARGIN: 16.4%*
- ✓ *EBITDA: $312.1 (increase of 47.7%) EBITDA MARGIN:22.1% EBITDA IN USD: US$ 34.0*
- ✓ *NET PROFIT: $93.5 (increase of 222.7%) NET MARGIN: 6.6%*

ACCUMULATED OPERATING RESULTS JANUARY-DECEMBER 2001
(Compared to January - December 2000)

- ✓ *HOMES SOLD: 25,115 units (decrease of -5.5% compared to 26,577 in Jan-Dec 2000)*
- ✓ *REVENUES: $4,710.1 (decrease of -4.3%)*
- ✓ *GROSS PROFIT: $1,227.0 (decrease of -2.7%) GROSS MARGIN: 26.0%*
- ✓ *OPERATING PROFIT: $699.9 (increase of 1.2%) OPERATING MARGIN: 14.9%*
- ✓ *EBITDA: $1,010.5 (increase of 1.2%) EBITDA MARGIN: 21.5% EBITDA IN USD: US $ 110.2*
- ✓ *NET PROFIT: $280.7 (increase of 80.5%) NET MARGIN: 6.0%*

FINANCIAL STRUCTURE
(Compared to December 2000)

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *50.3% (decrease of -0.1% percentage points compared to 50.4% in the 4Q2000)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *42.7% (decrease of -1.6% percentage points compared to 44.3% in the 4Q2000)*

✓ *OPERATING FREE CASH FLOW:*

- *Positive Operating Free Cash flow generation of US $ 11.4 million (decrease of US $-13.2 compared to US $24.6 million in the same period last year)*

✓ *NET DEBT:*

- *$1,648.8 million (decrease of -6.0% compared to $1,754.9 million in the 4Q2000)*

✓ *CASH AND CASH EQUIVALENTS:*

- *$682.8 million (increase of 19.6% compared to $570.7 million in the 4Q2000)*

✓ *RETURN ON EQUITY:*

- *12.3% (increase of 136.5% compared to 5.2% in the 4Q2000)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *305 days (decrease of -3.1% compared to 315 days in the 4Q2000)*

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

Mexico City – February 25, 2002– Corporacion GEO, S.A. de C.V. (BMV: GEOB; CORPGEO MX; OTC: CVGEY) the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico reported today its fourth quarter 2001 earnings results. The main points to note are the fulfillment of Geo's original annual goals, the turnaround in all operating items and the improvement of the financial structure of the company.

In line with Geo's objective of generating moderate EBITDA growth and positive Operating Free Cash Flow under the same debt and capital structure, in 2001 Geo delivered an EBITDA of $1,010.5 million pesos, 1.2% above last year and surpassing the original goal for the year of one billion pesos. In addition, the Accounts Receivable to Sales ratio was 10 basis points below the 50.4% of 2000, reaching 50.3% in 2001, while the Debt to Capitalization ratio showed significant progress, totaling 42.7% versus 44.3% in 2000 and well below the 45% goal for the year. Finally, Operating Free Cash Flow ended in positive territory for the second year in a row, totaling $104.2 million pesos (US $11.4 million). In this way, Geo once again proved its ability to deliver on its goals and fulfill market expectations.

4Q2001 operating results observed increases in all operating levels compared to the 4Q2000 as well as to the previous quarter. Units sold grow 2.8% totaling 8,780 homes sold during the quarter, while Revenues grew 13.2% year-over-year, reaching $1,412.0 million pesos. In addition, gross profit increased by 20.5% with a margin of 26.6% compared to 25.0% in the 4Q2001. Operating Profit presented an increment of 47.0% with an operating margin of 16.4% versus 12.7% in the 4Q2001. Finally, EBITDA grew 47.7% in comparison to the 4Q2001 with a margin of 22.1% versus 16.9% one year ago.

The improvement at the Net Profit level was especially significant. When comparing year-over-year, net income grew by 222.7% totaling $93.5 million, compared to $29.0 million in the 4Q2000, while the Net Profit margin jumped from 2.3% in 4Q2000 to 6.6% in 4Q2001.

On the other hand, the company showed mixed operating performance for the full year figures caused by a lower generation of revenues but with higher productivity that fueled margin expansion at all levels from Gross Margin to Net Margin.

2001 Units Sold were 25,115 homes a decrease of 5.5% over last year while Revenues came down 4.3% totaling $4,710.1 million pesos. Gross Profit decreased by 2.7% year-over-year reaching $1,227.0 million pesos, with an improvement in Gross Margin moving from 25.6% in 2000 to 26.0% in 2001.

Despite the decrease in revenues, Operating Profit observed an increase of 1.2% over last year reaching $699.9 million pesos with an Operating Margin of 14.9% compared to 14.0% of last year. In addition, EBITDA presented an increase of 1.2% over last year (+10.8% in dollar terms) totaling $1,010.5 million pesos.

Finally, Net Profit presented an increase of 80.5% reaching $280.7 million pesos compared to $155.5 million pesos in 2000, with a Net Margin of 6.0% compared to the 3.2% in 2000. This performance boosted an increase in Return on Equity moving from 5.2% in 2000 to 12.3% in 2001.

During 2001 the financial structure of the company was reinforced by the successful Eurobond refinancing, highlighting the fact that Management was able to generate positive Operating Free Cash Flow for second year in a row, ending 2001 with $104.2 million pesos (US $11.4 million) surpassing the initial goal of $100 million pesos.

Accounts Receivable to Sales decreased down to 50.3% from 50.4% in 2000 along with year-end inventories coming down 11.0% compared to 2000. Cash and Cash Equivalents showed an increase of 19.6% over last year ending in $688.8 million pesos, driving a reduction in Net Debt of 6.0% to $1,648.8 million pesos versus $1,754.9 million pesos at the end of 2000. The Debt to Capitalization ratio observed an improvement over last year moving from 44.3% to 42.7% in 2001. Finally, the debt risk profile improved in 2001, especially considering the fact that the US dollar debt exposure finished the year below 2% of total financial liabilities and Interest Coverage passed from 1.7 in 2000 to 2.0 in 2001.

Luis Orvañanos, Founder and Chairman of Corporación GEO, commented: "After two and a half years of Consolidation we fully implemented our strategic programs to assure the long-term sustainability of the company and ensure a higher profitability basis year by year. The fulfillment of all our original goals for the year has positioned Geo as the company most prepared to take advantage of the outstanding future we can foresee in our industry, not only in 2002 but also for the next several years. Our consolidation era is over and now we are ready to consistently grow with a higher quality of product and with profitability".

"2001 has been a very important year for Geo. We were able to refinance our US $50 million eurobond, we won the National Housing Award *Tu Casa INFONAVIT 2001* as consequence of the superior quality of our

communities, and lastly we successfully entered into the higher-priced housing markets delivering 1,185 homes in the Upper Affordable and Middle-Income housing segments. However, our most significant achievement in 2001 was the end of our consolidation era in which we delivered results according to what we had shared with the market back in 1999. We have again generated Positive Operating Free Cash Flow while improving our working capital requirements and debt indicators for the third year in a row. Now, we can expect more consistent and better operating results quarter by quarter since the difficult base comparisons are over and we expect to grow again," added Miguel Gómez Mont, Chief Executive Officer.

Fourth Quarter 2001 Results

Operating results in the fourth quarter 2001 were: Homes sold during the 4Q2001 reached 8,780 units an advance of 2.8% compared to 8,542 homes sold in the same period last year and 38.4% over the last quarter. 415 houses out of the 8,504 homes sold by GEO in Mexico during the 4Q2001 are in the upper affordable and middle income housing segments.

4Q2001 revenues presented an increase of 13.2% compared to the same period of 2000 totaling $1,412.0 million and an increment of 12.2% in comparison to the last quarter. Gross profit totaled $375.7 million an increment of 20.5% with a margin Gross margin of 26.6%, 160 basis points higher than the 25.0% presented in the 4Q2000 and 40 basis points higher compared to the 3Q2001, having increased from 26.2% to 26.6%.

"With regard to SG&A costs, a strict cost control policy initiated in 4Q2000 continues with the trend of good results. SG&A presented a decrease of -6.7% in real terms, the equivalent to $-10.4 million, in comparison to the 4Q2000. The incidence of SG&A expenses to sales over the fourth quarter of the year was below 11%, reaching 10.2% for the first time in the last five quarters, moving from 12.3% in the 4Q2000 and from 10.9% in the 3Q2001.", claimed Víctor Segura, Chief Financial Officer.

Operating profit during the fourth quarter presented an increase of 47.0% compared to the 4Q2000, an improvement of 20.6% when compared to the 3Q2001 while Operating margin presented an increase of 110 basis points, moving up from 15.3% in the 3Q2001 to 16.4% in the 4Q2001. In addition, 4Q2001 EBITDA presented an increase of 47.7% compared to the same period last year with an increase of 5.2% percentage points in the EBITDA margin, moving from 16.9% in the 4Q2000 to 22.1%. When compared to the 3Q2001 the EBITDA presented an increase of 14.4%, with a margin of 22.1% compared to the 21.7% in the 3Q2001

Integral Cost of Financing during the fourth quarter showed a decrease of -33.3% in comparison to the same period last year. Financial expenses presented a decrease of -21.8% compared to the 4Q2000. The decrease in

financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Lastly, Net profit during the 4Q2001 observed an increase of 222.7%, moving from $29.0 million in the 4Q2001 to $93.5 million in this term. When compared to last quarter the improvement in Net Profit was of 2.3%Net margin for the fourth quarter of 2001 presented an increase of 4.3% percentage points in comparison to the 4Q2000 moving from 2.3% to 6.6%.

During the fourth quarter, 6,774 homes were built, an increase of 8.3% compared to the same period of 2000. However, during the fourth quarter 21 new projects, for a total of 5,416 homes, were initiated. The percentage of completion of these new projects was 31.0%.

The Mexican backlog is backed by mortgages commitments from INFONAVIT and FOVI against our projects; as of December 31st this has accrued to 46,237 units, valid for approximately 1.8 years of production, including the signed agreements under the Savings Program GEOFACIL. Lastly, land bank is valid for 80,408 affordable entry-level units or the equivalent of 884.5 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.

Accumulated Results January - December 2001

Unit sales during the year were 25,115 a decrease of –5.5% over the same period last year, while revenues decreased by –4.3% totaling $4,710.1 million. From the 24,103 homes sold in the full year of 2001, 1,185 houses belong to the upper affordable and middle income housing segments.

In the other hand, the accumulated gross margin presented an improvement in comparison to the same period of last year, moving from 25.6% to 26.0%. 4Q2001 Gross Margin was the highest recorded since the first quarter of 2000.

Selling General & Administrative expenses showed a decrease of -7.5% or -42.6 million compared to the period of January - December of 2000 while Operating Profit presented an increase of 1.2% in comparison to the full year figure, despite the reduction of 4.3% in revenues, with an Operating Margin 3.8% percentage points higher passing from 12.7% in the 4Q2000 to 16.4% in 2001. In the other hand, January - December 2001 EBITDA grew 1.2% compared to previous year with an EBITDA margin 1.2% percentage points higher, moving from 20.3% to 21.5%, while Integral Cost of Financing presented a decrease of -34.6% when compared to the January - December 2001.

Finally, full year Net profit observed an increase of 80.5% compared to the same period last year. Net Margin for the period January - December of 2001 presented a increase of 2.9% percentage points in comparison to the same period of 2000, moving from 3.2% to 6.0%.

Important Events of the Fourth Quarter

GEO WINS THE NATIONAL HOUSING AWARD FROM INFONAVIT

Geo was honored with the National Housing Award "La Casa INFONAVIT", chosen among all housing communities developed in Mexico during 2000 and sold through an INFONAVIT mortgage. The project that won this prestigious Award was "Los Arcos II" in Acapulco, in the State of Guerrero. An interdisciplinary jury composed of more than 25 different organizations, who looked at a range of criteria from the design of the community to the satisfaction of its residents, considered it the best housing development of 2000.

These accomplishments are a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.

FOVISSSTE' S ANOUNCEMENT OF GRANTING 100,000 LOANS FOR THE MEXICAN HOUSING INDUSTRY, BRINGS GEO NEW GROWTH OPORTUNITIES FOR 2002

The Finance Minister, Francisco Gil Diaz, announced an extraordinary financing program to grant 100,000 housing loans through the FOVISSSTE, This is a clear signal of the Government's commitment to the housing industry. It is worth mentioning that the announcement will bring new growth opportunities for GEO in 2002. These new opportunities will enable the Company to strengthen its growth venues in the years to come.

The current Housing Policy is becoming one of the main growth drivers of the Mexican Economy. This is one of the main reasons why we are confident that GEO will be better positioned than ever to successfully implement its growth strategy and to increase shareholder value, its long-term goal."

GEO APPLAUDS 2001-2006 NATIONAL HOUSING DEVELOPMENT PROGRAM

President Vicente Fox presented on November 26th the National Housing Program 2001-2006 where was reiterated the goal of 750,000 mortgages per year by 2006, the results of the first meeting of the National Housing Council, the creation of a National Mortgage Bank (Sociedad Hipotecaria Federal) and the launch of the Affordable Housing Exchange: www.micasa.gob.mx.

In addition, the mortgage targets for 2002 were officially communicated, representing an increase of more than 40% over those granted in 2001. The 492,000 housing credits that will be granted during the year will be distributed in the following manner: 275,000 through INFONAVIT; 100,000 through FOVISSSTE; the National Housing Bank (previously FOVI) will supply 70,000; and FONHAPO and other federal and regional institutions will cover the remaining 47,000.

The announcements of this week that promise an exceptionally strong outlook for the sector, coincide perfectly with the path of a Corporación Geo that has finished its consolidation phase and is ready to return to growth, with a more solid financial structure, while maintaining or even expanding its margins and profitability.

GEO ISSUES ITS THIRD SECURITIZATION, OBTAINS BETTER FINANCING CONDITIONS

Geo announced the issuance of its third accounts receivable securitization in the amount of Ps. 100 million. The issuance was placed on December 20, with a maturity of three and a half years at a rate of CETES + 2.75. This securitization is part of our strategy to reduce the cost of financing and working capital requirements. This third securitization will finance though the revolving feature of the instrument approximately 7,300 homes over the

next three and a half years. In this third issuance GEO maintained its "AA-" credit rating by Standard & Poor's, which attests to the quality of the notes.

GEO WINS AWARD FOR BEST INVESTOR RELATIONS WEBSITE IN MEXICO ORGANIZED BY LATINFINANCE

Geo announced was awarded by MZ Consult and Latin Finance magazine, for best Investor Relations Website among public companies in Mexico, according to the popular vote of professionals in the capital markets.

Finally, we inform the market that a detailed, public and complementary version of this earnings release is available for all the investment community in our Web Site: www.casasgeo.com

---

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Investor Relations Officer
Corporación GEO
Ph. +525-480-5071
Fax. +525-554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED AND CONSOLIDATED 4Q2001 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF DECEMBER 31 2001

	4Q2000		4Q2001		Variation	
Homes Sold	8,542		8,780		238	2.8%
	$	%	$	%	$	%
Revenues	1,247,002	100.0%	1,412,048	100.0%	165,046	13.2%
Cost of Goods Sold	935,099	75.0%	1,036,306	73.4%	101,207	10.8%
Gross Profit	311,902	25.0%	375,742	26.6%	63,840	20.5%
SG&A	153,956	12.3%	143,569	10.2%	(10,387)	-6.7%
Operating Profit	157,947	12.7%	232,173	16.4%	74,226	47.0%
EBITDA	211,348	16.9%	312,115	22.1%	100,767	47.7%
Integral Cost of Financing						
Financial Products	(9,867)	-0.8%	(16,388)	-1.2%	(6,521)	66.1%
Financial Expenses	60,904	4.9%	47,655	3.4%	(13,249)	-21.8%
Foreign Exchange Loss (Gain)	8,140	0.7%	2,393	0.2%	(5,747)	-70.6%
Monetary Loss (Gain)	31,790	2.5%	27,032	1.9%	(4,758)	-15.0%
	90,967	7.3%	60,691	4.3%	(30,276)	-33.3%
Other Net Expenses	34,732	2.8%	20,084	1.4%	(14,648)	-42.2%
Income from Affiliates	4,103	0.3%	0	0.0%	(4,103)	-100.0%
Earnings from Continued Op. Before Taxes	36,351	2.9%	151,398	10.7%	115,047	316.5%
Provisions						
Income Taxes	(27,116)	-2.2%	16,008	1.1%	43,124	-159.0%
Deferred Taxes	32,367	2.6%	41,705	3.0%	9,338	28.8%
Profit Sharing	(6,793)	-0.5%	854	0.1%	7,647	-112.6%
Earnings from Continued Operations	37,893	3.0%	92,830	6.6%	54,937	145.0%
Earnings (Loss) from Discontinued Operations	(12,008)	-1.0%	33	0.0%	12,041	-100.3%
Net Profit (loss) before Minoritary Interest	25,885	2.1%	92,863	6.6%	66,978	258.8%
Minoritary Interest	(3,079)	-0.2%	(596)	0.0%	2,483	-80.6%
Net Profit (loss)	28,964	2.3%	93,459	6.6%	64,495	222.7%

Casas GEO

CORPORACION GEO, S.A. DE C.V.

FULLY AUDITED AND CONSOLIDATED ACCUMULATED JAN-DEC INCOME STATEMENTS

THOUSANDS OF PESOS AS OF DECEMBER 31 2001

	Jan-Dec 00		Jan-Dec 01		Variation	
Homes Sold	26,577		25,115		(1,462)	-5.5%
	$	%	$	%	$	%
Revenues	4,921,479	100.0%	4,710,064	100.0%	(211,415)	-4.3%
Cost of Goods Sold	3,660,573	74.4%	3,483,103	74.0%	(177,470)	-4.8%
Gross Profit	1,260,906	25.6%	1,226,961	26.0%	(33,945)	-2.7%
SG&A	569,673	11.6%	527,100	11.2%	(42,573)	-7.5%
Operating Profit	691,232	14.0%	699,861	14.9%	8,629	1.2%
EBITDA	998,684	20.3%	1,010,467	21.5%	11,783	1.2%
Integral Cost of Financing						
Financial Products	(25,979)	-0.5%	(43,463)	-0.9%	(17,484)	67.3%
Financial Expenses	196,597	4.0%	192,374	4.1%	(4,223)	-2.1%
Foreign Exchange Loss (Gain)	6,904	0.1%	(16,586)	-0.4%	(23,490)	-340.2%
Monetary Loss (Gain)	138,217	2.8%	74,126	1.6%	(64,091)	-46.4%
	315,739	6.4%	206,451	4.4%	(109,288)	-34.6%
Other Net Expenses	82,904	1.7%	71,987	1.5%	(10,917)	-13.2%
Income from Affiliates	14,846	0.3%	0	0.0%	(14,846)	-100.0%
Earnings from Continued Op. Before Taxes	307,435	6.2%	421,423	8.9%	113,988	37.1%
Provisions						
Income Taxes	9,155	0.2%	16,008	0.3%	6,853	74.9%
Deferred Taxes	92,744	1.9%	115,150	2.4%	22,406	24.2%
Profit Sharing	3,244	0.1%	4,367	0.1%	1,123	34.6%
Earnings from Continued Operations	202,293	4.1%	285,898	6.1%	83,605	41.3%
Earnings (Loss) from Discontinued Operations	(86,752)	-1.8%	(10,877)	-0.2%	75,875	-87.5%
Net Profit (loss) before Minoritary Interest	115,541	2.3%	275,020	5.8%	159,479	138.0%
Minoritary Interest	(39,932)	-0.8%	(5,651)	-0.1%	34,281	-85.8%
Net Profit (loss)	155,472	3.2%	280,671	6.0%	125,199	80.5%

Casas GEO

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED AND CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF DECEMBER 2001

	Jan-Dec 00	Jan-Dec 01	Variation	
			$	%
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	570,653	682,775	112,121	19.65%
Accounts Receivable	2,481,620	2,367,842	-113,778	-4.58%
Inventories	1,646,815	1,449,103	-197,712	-12.01%
Other Current Assets	332,804	203,280	-129,524	-38.92%
Current Assets >	**5,031,892**	**4,702,999**	**-328,893**	**-6.54%**
SENIOR NOTES	0	266,237	266,237	#¡DIV/0!
LONG TERM INVENTORIES	113,792	117,341	3,549	3.12%
INVESTMENT IN ASSOCIATES	46,435	67,163	20,728	44.64%
NET PROPERTY, PLANT AND EQUIPMENT	807,033	717,859	-89,173	-11.05%
OTHER ASSETS	64,444	44,885	-19,560	-30.35%
TOTAL ASSETS>	**6,063,596**	**5,916,484**	**-147,112**	**-2.43%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,399,984	1,457,084	57,100	4.08%
Suppliers	472,138	501,339	29,201	6.18%
Accumulated Taxes and Expenses	283,820	161,193	-122,627	-43.21%
Income Tax and Profit Sharing	10,412	6,996	-3,416	-32.81%
Current Liabilities >	**2,166,354**	**2,126,612**	**-39,742**	**-1.83%**
LONG TERM LIABILITIES	925,563	874,540	-51,023	-5.51%
LAND SUPPLIERS	34,654	19,906	-14,748	-42.56%
Long Term Liabilities >	**960,216**	**894,445**	**-65,771**	**-6.85%**
Non-Deferred Total Liabilities	**3,126,570**	**3,021,057**	**-105,512**	**-3.37%**
Diferred Income Tax	653,869	517,998	-135,871	-20.78%
TOTAL LIABILITIES >	**3,780,438**	**3,539,055**	**-241,384**	**-6.39%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	112,788	-63	-0.06%
Reinstated Common Stock	250,271	250,142	-130	-0.05%
Effect of Conversion in Foreign Entities	-160	3,000	3,160	-1978.40%
Premium on Shares Suscription	2,184,908	2,184,908	0	0.00%
Reserve for Share Repurshase Program	0	204,811	204,811	#¡DIV/0!
Retained Earnings	1,779,547	1,731,264	-48,283	-2.71%
Period Result	155,472	280,671	125,199	80.53%
Deficiency in Reintated Capital	-2,291,050	-2,487,384	-196,333	8.57%
Majority Shareholder's Equity	**2,191,839**	**2,280,199**	**88,361**	**4.03%**
Minority Shareholder's Equity	91,319	97,230	5,911	6.47%
Total Non-Deferred Shareholder's Equity	**2,283,158**	**2,377,430**	**94,272**	**4.13%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,063,596**	**5,916,484**	**-147,112**	**-2.43%**

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOL BMV: GEO B

QUARTER: FOURTH YEAR: 2001

4Q2001 COMPLEMENT TO MANAGEMENT EARNINGS REPORT

Casas GEO
Para vivir como quieres

(AUDITED figures in millions of pesos as of December 31, 2001)

4Q2001 HIGHLIGHTS

OPERATING RESULTS 4Q2001

(Compared to 4Q2000)

- ✓ *HOMES SOLD: 8,780 units (increase of 2.8% compared to 8,542 in the 4Q2000)*
- ✓ *REVENUES: $1,412.0 (increase of 13.2%)*
- ✓ *GROSS PROFIT: $375.7 (increase of 20.5%) GROSS MARGIN: 26.6%*
- ✓ *OPERATING PROFIT: $232.2 (increase of 47.0%) OPERATING MARGIN: 16.4%*
- ✓ *EBITDA: $312.1 (increase of 47.7%) EBITDA MARGIN: 22.1% EBITDA IN USD: US$ 34.0*
- ✓ *NET PROFIT: $93.5 (increase of 222.7%) NET MARGIN: 6.6%*

ACCUMULATED OPERATING RESULTS JANUARY-DECEMBER 2001

(Compared to January - December 2000)

- ✓ *HOMES SOLD: 25,115 units (decrease of -5.5% compared to 26,577 in Jan-Dec 2000)*
- ✓ *REVENUES: $4,710.1 (decrease of -4.3%)*
- ✓ *GROSS PROFIT: $1,227.0 (decrease of -2.7%) GROSS MARGIN: 26.0%*
- ✓ *OPERATING PROFIT: $699.9 (increase of 1.2%) OPERATING MARGIN: 14.9%*
- ✓ *EBITDA: $1,010.5 (increase of 1.2%) EBITDA MARGIN: 21.5% EBITDA IN USD: US $ 110.2*
- ✓ *NET PROFIT: $280.7 (increase of 80.5%) NET MARGIN: 6.0%*

FINANCIAL STRUCTURE
(Compared to December 2000)

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *50.3%(decrease of -0.1% percentage points compared to 50.4% in the 4Q2000)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *42.7% (decrease of -1.6% percentage points compared to 44.3% in the 4Q2000)*

✓ *OPERATING FREE CASH FLOW:*

- *Positive Operating Free Cash flow generation of US $ 11.4 million (decrease of US $-13.2 compared to US $24.6 million in the same period last year)*

✓ *NET DEBT:*

- *$1,648.8 million (decrease of -6.0% compared to $1,754.9 million in the 4Q2000)*

✓ *CASH AND CASH EQUIVALENTS:*

- *$682.8 million (increase of 19.6% compared to $570.7 million in the 4Q2000)*

✓ *RETURN ON EQUITY:*

- *12.3% (increase of 136.5% compared to 5.2% in the 4Q2000)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *305 days (decrease of -3.1% compared to 315 days in the 4Q2000)*

1- MD&A OF OPERATING RESULTS 4Q2001

SALES

Sales during the fourth quarter of 2001 classified by mortgage type showed the following performance:


UNITS SOLD 4Q00
INFONAVIT, FOVI AND CHILE
6,044
1,417
1,081
8,542
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 4Q01
INFONAVIT, FOVI AND CHILE
6,478
2,026
276
8,780
INFONAVIT
FOVI
CHILE
TOTAL

Sales during the period January - December of 2001 classified by mortgage type showed the following performance:


UNITS SOLD Jan-Dic 00
INFONAVIT, FOVI AND CHILE
19,581
5,374
1,622
26,577
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Dic 01
INFONAVIT, FOVI AND CHILE
17,804
6,299
1,012
25,115
INFONAVIT
FOVI
CHILE
TOTAL

Sales mix by housing agencies in Mexico during the fourth quarter and the period January - December of 2001 were:


SALES MIX GEO
4Q
19%
81%
24%
76%
4Q00
4Q01
INFONAVIT
FOVI


SALES MIX GEO
Jan-Dec
22%
78%
26%
74%
Jan-Dec 00
Jan-Dec 01
INFONAVIT
FOVI

Distribution of homes sold in Mexico by price range during the fourth quarter of 2001 was:


SALES MIX BY PRICE RANGE
4Q00
TOTAL SALES
7,461
UP TO $180,000
259 3.5%
UP TO $220,000
4,179 56.0%
UP TO $ 320,000
2,816 37.7%
UP TO $470,000
207 2.8%
ABOVE $870000%


SALES MIX BY PRICE RANGE
4Q01
TOTAL SALES
8,504
UP TO $180,000
2,322 27.3%
UP TO $220,000
4,634 54.5%
UP TO $ 320,000
1,133 13.3%
UP TO $470,000
75 0.9%
ABOVE $470,000
340 4.0%

Distribution of homes sold in Mexico by price range during the period January - December of 2001 was:


SALES MIX BY PRICE RANGE
Jan-Dec 00
TOTAL SALES
24,955
UP TO $180,000
563 2.3%
UP TO $220,000
12,797 51.3%
UP TO $ 320,000
10,163 40.7%
UP TO $470,000
1,432 5.7%
ABOVE $470,000


SALES MIX BY PRICE RANGE
Jan-Dec 01
TOTAL SALES
24,103
UP TO $180,000
3,043 12.6%
UP TO $220,000
11,007 45.7%
UP TO $ 320,000
8,868 36.8%
UP TO $470,000
267 1.1%
ABOVE $470,000
918 3.8%

415 houses out of the 8,504 homes sold by GEO in Mexico during the 4Q2001 are in the upper affordable and middle income housing segments. From the 24,103 homes sold in the full year of 2001, 1,185 houses belong to these housing segments.

REVENUES

As part of Geo's strategy to face the change in administration of the housing institutes, the company modified its 2000 revenues seasonality frontloading the first half of the year reporting 51% of the revenues compared to the historical 40%.

The resulting changes in revenues seasonality made the comparison easier to the same period of 2000.

4Q2001 revenues presented an increase of 13.2% compared to the same period of 2000 and an increment of 12.2% in comparison to the previous quarter. Accumulated revenues for the period January - December decreased by -4.3% versus 2000.

Revenues for the fourth quarter of 2001 compared to the fourth quarter of 2000 were:


REVENUES 4Q
1,500.0
1,300.0
1,100.0
900.0
700.0
500.0
1,247.0
1,412.0
4Q00
4Q01

The revenues of the period January - December of the year in comparison to the same period in 2000 were:


REVENUES Jan - Dec
5,000.0
4,500.0
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
4,921.5
4,710.1
Ene-Dic 00
Ene-Dic 01

AVERAGE SALES PRICE

The average price during the fourth quarter of 2001 was $209,303 an increase of 3.9% compared to the 4Q2000 and a decrease of -3.5% when compared to the 3Q2001. On the other hand, Chile's average price was US $21,230

The performance of the average price was due to the effects of the company's diversification in its sales mix.


AVERAGE SALES PRICE GEO
220,000
210,000
200,000
190,000
180,000
213,145
208,455
4Q00
1Q01
2Q01
3Q01
4Q01

EQUIVALENT PRODUCTION

As a consequence of the change in seasonality, the number of equivalent homes produced in Mexico (revenues / average price) during the fourth quarter were 6,774 units, an increase of 8.3% compared to the same period of 2000. On the other hand, equivalent home produced in Mexico (revenues / average price) during the period January - December were 21,721 units, a decrease of -9.9% compared to the same period of 2000.

The reduction of -9.9% in the equivalent production is higher than the decrease in sales of -5.5% and -4.3% in revenues due to a richer sales mix and a higher average selling price in comparison to the same period of 2000.

However, during the fourth quarter 21 new projects, for a total of 5,416 homes, were initiated. The percentage of completion of these new projects was 31.0%.


EQUIVALENT PRODUCTION 4Q
7,000
6,500
6,000
5,500
5,000
4,500
4,000
6,253
6,774
4Q00
4Q01

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT and FOVI for GEO's projects. During the fourth quarter of 2001, -230 mortgages were declined for the purpose of obtaining better conditions in prices. Backlog as of December 2001 was valid for 46,237 units, valid for approximately 1.8 years of production, including the signed agreements under the Savings Program GEOFACIL.

		4Q00	4Q01
	Backlog as of September 30	33,367	50,015
(-)	Sales Mexico	-7,461	-8,504
(+)	Mortgages Granted	4,815	4,956
(-)	Mortgages Declined	-245	-230
(+)	GEOFACIL	24,000	0
	Backlog as of December 31	**54,476**	**46,237**

GROSS PROFIT

Gross margin for the 4Q2001 presented an improvement of 40 basis points compared to the 3Q2001, having increased from 26.2% to 26.6%. Gross margin for the 4Q2001 compared to the same period of 2000 showed an increase of 1.6% percentage points.

On the other hand, the accumulated gross margin presented an improvement in comparison to the same period of last year, moving from 25.6% to 26.0%. 4Q2001 Gross Margin was the highest recorded since the first quarter of 2000.

Gross margin variations were mainly caused by improvements in the construction activities, specifically in the edification of new homes.


GROSS PROFIT 4Q
311.9
375.7
26.6%
25.0%
4Q00
4Q01
$
Margin


GROSS PROFIT Jan-Dec
1,260.9
1,227.0
26.0%
25.6%
Jan-Dec 00
Jan-Dec 01
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The policy of austerity initiated in the 4Q2000 continues to produce good results. SG&A presented a decrease of -6.7% in real terms, the equivalent to $-10.4 million, in comparison to the 4Q2000. SG&A expenses showed a decrease of -7.5% or -42.6 million, compared to the period of January - December of 2000.

The incidence of SG&A expenses to sales over the fourth quarter of the year was below 11%, reaching 10.2% for the first time in the last five quarters, moving from 12.3% in the 4Q2000 and from 10.9% in the 3Q2001.

Fourth quarter and accumulated January - December SG&A expenses and their incidence over sales, compared to the same periods of 2000 were:


SG&A EXPENSES 4Q
154.0
143.6
12.3%
10.2%
4Q00
4Q01
$
Incidence to Sales


SG&A EXPENSES Jan-Dec
569.7
527.1
11.6%
11.2%
Jan-Dec 00
Jan-Dec 01
$
Incidence to Sales

OPERATING PROFIT

Operating profit during the fourth quarter presented an increase of 47.0% compared to the 4Q2000, an improvement of 20.6% when compared to the 3Q2001 and an increase of 1.2% in comparison to the full year figure, despite the reduction of 4.3% in revenues.

Operating margin presented an increase of 110 basis points, moving up from 15.3% in the 3Q2001 to 16.4% in the 4Q2001. On the other hand, year-over-year operating margin presented an increase of 3.8% percentage points passing from 12.7% in the 4Q2000 to 16.4%. It's worth to remark that 4Q2001 Operating Margin has been the highest in the last six quarters.

When compared to January - December of 2000, operating margin showed an increase of 0.8% explained by the change in the seasonality of revenues, as well as by the production strategy focusing on maintaining financial health.


OPERATING PROFIT 4Q
250.0
200.0
150.0
100.0
18.0%
16.0%
14.0%
12.0%
10.0%
157.9
232.2
12.7%
16.4%
4Q00
4Q01
$
Margin


OPERATING PROFIT Jan-Dec
750.0
700.0
650.0
600.0
550.0
500.0
16.0%
15.0%
14.0%
13.0%
12.0%
691.2
699.9
14.0%
14.9%
Jan-Dec 00
Jan-Dec 01
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It is important to recall that according to US GAAP and international standards, GEO capitalizes cost of financing related to production, rather than applying them to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that GEO's production is almost 70% larger that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the fourth quarter of 2001 would be 30.9%, while Operating Margin would be 20.7%


MARGINS GEO 4Q2001
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.6%
30.9%
16.4%
20.7%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO 2001
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.0%
30.6%
14.9%
19.5%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

4Q2001 EBITDA presented an increase of 47.7% compared to the same period last year with an increase of 5.2% percentage points in the EBITDA margin, moving from 16.9% in the 4Q2000 to 22.1%. When compared to the 3Q2001 the EBITDA presented an increase of 14.4%, with a margin of 22.1% compared to the 21.7% in the 3Q2001

Fourth quarter 2001 EBITDA compared to fourth quarter of 2000 was:

	4Q00	4Q01	Change	%
OPERATING PROFIT	**157.9**	**232.2**	**74**	**47.0%**
Capitalized Interest Expenses	88.3	76.8	-12	-13.0%
Capitalized Repomo	-51.3	-16.1	35	-68.5%
Amortization & Depreciation	16.2	19.3	3	18.8%
EBITDA	**211.2**	**312.1**	**101**	**47.8%**
EBITDA MARGIN	**16.9%**	**22.1%**	**5.2%**	**30.4%**
EBITDA in US$ millions	**21.1**	**34.0**	**12.9**	**61.3%**
EBITDA per Share	**2.102**	**3.106**	**1.0**	**47.8%**


EBITDA 4Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
211.3
312.1
16.9%
22.1%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17.0%
16.0%
15.0%
14.0%
4Q00
4Q01
$
Margin

Construction efficiencies in addition to a declining SG&A where the main drivers that caused the expansion in EBITDA Margin during the year. January - December 2001 EBITDA margin presented a increase of 1.2% percentage points, moving from 20.3% to 21.5%, as presented in the next table:

	Jan-Dec 00	Jan-Dec 01	Change	%
OPERATING PROFIT	**691.2**	**699.9**	**9**	**1.2%**
Capitalized Interest Expenses	381.3	313.5	-68	-17.8%
Capitalized Repomo	-160.0	-97.0	63	-39.4%
Amortization & Depreciation	86.1	94.1	8	9.3%
EBITDA	**998.6**	**1,010.5**	**12**	**1.2%**
EBITDA MARGIN	**20.3%**	**21.5%**	**1.2%**	**5.7%**
EBITDA in US$ millions	**99.5**	**110.2**	**10.7**	**10.8%**
EBITDA per Share	**9.939**	**10.057**	**0.1**	**1.2%**


EBITDA Jan-Dec
1,050.0
1,000.0
950.0
998.7
1,010.5
20.3%
21.5%
23.0%
22.0%
21.0%
20.0%
19.0%
Ene-Dic 00
Jan-Dic 01
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the fourth quarter showed a decrease of -33.3% in comparison to the same period last year. Financial expenses presented a decrease of -21.8% compared to the 4Q2000. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Integral Cost of Financing for the 4Q2001 was:

	4Q00	4Q01	Change	%
Financial Products	-9.9	-16.4	-6.5	66.1%
Financial Expenses	60.9	47.7	-13.2	-21.8%
Monetary Loss	31.8	27.0	-4.8	-15.0%
Exchange Rate Loss	8.1	2.4	-5.7	-70.6%
CIF	**91.0**	**60.7**	**(30.3)**	**-33.3%**


INTEGRAL COST OF
FINANCING 4Q
100.0
80.0
60.0
40.0
20.0
0.0
60.7
4Q00
4Q01

Accumulate Integral Cost of Financing presented a decrease of -34.6% when compared to the January - December 2001. Integral Cost of Financing for the January - December 2001 was:

	Jan-Dec 00	Jan-Dec 01	Change	%
Financial Products	-26.0	-43.5	-17.5	67.3%
Financial Expenses	196.6	192.4	-4.2	-2.1%
Monetary Loss	138.2	74.1	-64.1	-46.4%
Exchange Rate Loss	6.9	-16.6	-23.5	-340.2%
CIF	**315.7**	**206.5**	**(109.3)**	**-34.6%**


INTEGRAL COST OF FINANCING Jan-Dec
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
315.7
206.5
Jan-Dec 00
Jan-Dec 01

NET PROFIT

Net profit during the 4Q2001 compared to last year observed an increase of 222.7%, moving from $29.0 million in the 4Q2001 to $93.5 million in this term. When compared to last quarter the improvement in Net Profit was of 2.3%

Net margin for the fourth quarter of 2001 presented an increase of 4.3% percentage points in comparison to the 4Q2000 moving from 2.3% to 6.6%.

During the fourth quarter $41.7 million pesos were accounted as part of the deferred taxes according to the d-4 bulletin, affecting the Net Income of the period. Net profit during the fourth quarter 2001 showed as follows:

	4Q00	4Q01	Change	%
Earnings before Taxes	**36.4**	**151.4**	**-115.0**	**316.5%**
Income Tx & PTU	-1.5	58.6	-60.1	-3898.1%
Continued Operations	37.9	92.8	-54.9	145.0%
Discontinued Op.	-12.0	0.0	-12.0	-100.3%
Minority Interest	-3.1	-0.6	-2.5	-80.6%
NET PROFIT	**29.0**	**93.5**	**-64.5**	**222.7%**


NET PROFIT 4Q
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
29.0
93.5
2.3%
6.6%
4Q00
4Q01
$
Margin

Full year Net profit observed an increase of 80.5% compared to the same period last year. Net Margin for the period January - December of 2001 presented a increase of 2.9% percentage points in comparison to the same period of 2000, moving from 3.2% to 6.0%.

Net profit reflects the $115.2 million accounted as part of deferred taxes according to the D-4 bulletin. Net profit during the period January - December of the year was:

	Ene-Dec 00	Ene-Dec 01	Change	%
Earnings before Taxes	**307.4**	**421.4**	**-114.0**	**37.1%**
Income Tx & PTU	105.1	135.5	-30.4	28.9%
Continued Operations	202.3	285.9	-83.6	41.3%
Discontinued Op.	-86.8	-10.9	-75.9	-87.5%
Minority Interest	-39.9	-5.7	-34.3	-85.8%
NET PROFIT	**155.5**	**280.7**	**-125.2**	**80.5%**


NET PROFIT Jan-Dec
300.0
250.0
200.0
150.0
100.0
50.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
155.5
280.7
3.2%
6.0%
Jan-Dec 00
Jan-Dec 01
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

The accumulated EPS presents the effect of the Mexican accounting bulletin D-4 to recognize Deferred Taxes since January 2000, and the non-recurrent and extraordinary event of the closing down of the US operations. Accumulates earning per share presented an important improvement passing from –22.8% in the 3Q2001 to +80.5% in the 4Q2001.

PERIOD	4Q00	4Q01	Change	
			EPS	%
Fourth Quarter 2001	0.288	0.930	0.642	222.7%
Accumulated 12 months (Jan01-Dec01)	1.547	2.794	1.246	80.5%

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company during the fourth quarter of the year presented an increase of 19.6% compared to the 3Q00, going from $570.7 million to $682.8 million pesos in the 4Q2001.

It is important to notice that the level of cash during the period includes $95 million pesos still available to pay the remaining US $10 million of the company's Eurobond.


CASH & CASH EQUIVALENTS
700.0
600.0
500.0
400.0
300.0
200.0
100.0
570.7
682.8
4Q00
4Q01

COLLECTION AND ACCOUNTS RECEIVABLE

After the deceleration presented in the housing institutes during the last months of 2000, GEO's management took the decision to concentrate on financial health, and decided to link production rhythm to the collection flows.

Despite the lower pace of collections, the accounts receivable to sales showed a decrease of -0.1% percentage points versus the 4Q2000 and a decrease of 5.6% percentage points compared to the third quarter of the year.

This is the third consecutive year that Management has succeeded in improving this important indicator.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
50.4%
56.5%
54.2%
55.9%
50.3%
4Q00
1Q01
2Q01
3Q01
4Q01

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" strategy managed by the company to diminish working capital needs, the level of inventories of the fourth quarter presented a decrease of $-194.2 million compared to the 4Q2000.

The composition of inventories as of December 31 was the following:

	4Q00	4Q01	Change	%
Promotions in process	919.7	746.6	173.1	-18.8%
Materials	189.2	165.3	23.9	-12.6%
Land Inventory	651.8	654.5	-2.8	0.4%
INVENTORIES	**1,760.6**	**1,566.4**	**-194.1**	**-11.0%**

It is the objective of the administration to maintain a minimum level of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of December 2001, land availability of the company reached a total of 80,408 affordable entry-level units or the equivalent of 884.5 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.

Geo controls land bank worth more than three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 4Q2001
11,556
37,078
31,774
Owned
Land Outsourcing
Optioned

OPERATING FREE CASH FLOW

Resulting from the consolidation period, the company has succeed in generating positive Operating Free Cash Flow for two years in a row, surpassing its initial goal of $100 million by reaching $104.2 million pesos in 2001 (US $11.2 million).

Operating Free Cash Flow during the fourth quarter presented a decrease of US $24.3 million, moving up from US $-12.9 million in September to US $11.4 million in December 2001.

On the other hand, Operating Free Cash Flow for the period of January - December 2001, presented a decrease of US $-13.2 million, having passed from US $24.6 million to US $11.4 million in 2001. This behavior is explained by the extraordinary US $16 million transaction made with GE Capital in December 2000 as part of the Land Outsourcing strategy. Without this effect, Operating Free Cash Flow would increase 32.5 % versus 2000.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
11.4
-12.9
Sep-01
Dic-01


OPERATING FREE CASH FLOW US$
Accumulated Jan - Dec
30.0
25.0
20.0
15.0
10.0
5.0
0.0
24.6
11.4
Dic-00
Dic-01

The next table shows the operating free cash flow statement for the 4Q2001 versus 4Q2000:

Operating Free Cash Flow 4Q2000 vs 4Q2001 Comparison	4Q 00	4Q 01	Change	4Q 00	4Q 01	Change
	(In millions of pesos as of December 31 2001)			(In millions of US Dollars)		
SOURCES						
EBITDA	211.3	312.1	100.8	21.8	37.5	15.7
Interest Income	9.9	16.4	6.5	1.0	1.9	0.9
TOTAL SOURCES	221.2	328.5	107.3	22.8	39.4	16.6
USES						
Interest Expenses	-149.3	-124.4	24.9	-15.3	-15.4	-0.2
Working Capital	508.1	-81.6	-589.7	50.1	-10.5	-60.6
Inventory	-61.7	127.2	188.9	-6.0	13.2	19.2
Capex	-38.1	-4.0	34.1	-3.8	-0.4	3.4
Other	-33.3	-3.9	29.4	-3.4	-0.7	2.6
FX	-8.1	-2.4	5.7	-0.8	-0.2	0.6
Inflation Adj.	19.5	-10.9	-30.4	1.9	-1.0	-3.0
Taxes	33.9	0.0	-33.9	3.3	0.0	-3.3
TOTAL USES	271.0	-100.0	-371.0	26.1	-15.1	-41.2
TOTAL OPERATING FREE CASH FLOW	**492.2**	**228.5**	**-263.7**	**48.8**	**24.3**	**-24.5**

The next table shows the operating free cash flow statement year over year:

Operating Free Cash Flow Year Over Year Comparison	JAN-DEC 00	JAN-DEC 01	Change	JAN-DEC 00	JAN-DEC 01	Change
	(In millions of pesos as of December 31 2001)			(In millions of US Dollars)		
SOURCES						
EBITDA	998.7	1,010.5	11.8	99.5	110.2	10.7
Interest Income	26.0	43.5	17.5	2.6	4.7	2.1
TOTAL SOURCES	1,024.7	1,053.9	29.2	102.1	114.9	12.8
USES						
Interest Expenses	-578.0	-505.8	72.1	-57.6	-55.2	2.4
Working Capital	-140.9	-405.9	-265.0	-14.0	-44.3	-30.2
Inventory	121.0	-6.6	-127.6	12.1	-0.7	-12.8
Capex	-96.5	-0.3	96.2	-9.6	-0.0	9.6
Other	-85.7	-70.5	15.2	-8.5	-7.7	0.9
FX	-6.9	16.6	23.5	-0.7	1.8	2.5
Inflation Adj.	21.8	22.8	1.0	2.2	2.5	0.3
Taxes	-12.4	0.0	12.4	-1.2	0.0	1.2
TOTAL USES	-777.6	-949.7	-172.2	-77.5	-103.6	-26.1
TOTAL OPERATING FREE CASH FLOW	**247.1**	**104.2**	**-142.9**	**24.6**	**11.4**	**-13.3**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In line with management's objective of generating moderate EBITDA growth and positive operating free cash flow under the same platform of debt and capital, net debt presented a decrease of -6.0% or $-106.1 million pesos, reaching a level of $1,648.8 million pesos compared to the $1,754.9 million in the 4Q2000. 4Q2001 net debt presented a reduction of 12.4% compared to the $1,881.5 million in the third quarter of the year.

During the third quarter, the company placed two medium-term notes totaling $435 million pesos, complemented by an additional $65 million pesos issue in the fourth quarter, in order to refinance the company's Eurobond. Up to the publication date of this report, the company has bought back in the open market more than 80% of its Eurobond. The remaining 20% is still trading in the retail market and management expects to wait until maturity to pay it down.

The company's debt profile showed a composition of 62.5% short-term and 37.5% long-term financial liabilities, while debt in dollars as of December only represented a 10.8% from the total debt of the company reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.7 in 2000 to 2.0 in 2001.

In addition, the company has more than $2,640.1 million pesos in lines of credit that are available and not used as a combination of the diversification of financial instruments available to GEO.

From the $2,640.1 million pesos in lines of credit that are available and not used $1,992.3 million corresponds to available lines of credit under the bridge loan financing while the remaining $647.8 is composed by direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit assures enough working capital for the company to build an excess of more than 17,924 houses.

As part of its strategy to diversify financial instruments and decrease funding costs, during 2001, the company has broadened its corporate finance portfolio, opening business relationships with six new financial institutions that will be offering GEO bridge loan financing, direct credits, land purchasing loans, commercial paper and medium term notes. These institutions are IXE Banco, Grupo Financiero Banorte, Mi Casa Autofín, Multivalores Casa de Bolsa, Grupo Financiero Bital and GMAC.

Some of the important debt indicators as of December 2001 are:

DEBT INDICATORS	4Q00	4Q01	Change	
			Amount	%
Net Debt	1,754.9	1,648.8	106.1	6.4%
Net Debt to Capitalization Ratio	43.5%	41.0%	2.5%	6.1%
Net Debt to Capitalization Ratio without def. tax	37.5%	34.5%	3.0%	8.8%
Short-term debt to Total debt	60.2%	62.5%	-2.3%	-3.7%
Long-term debt to Total debt	39.8%	37.5%	2.3%	6.1%
Pesos debt to Total debt	74.7%	89.2%	-14.5%	-16.3%
U.S. Dollar debt to Total debt	25.3%	10.8%	14.5%	134.3%
Liquidity (CA / CL)	2.32	2.21	0.1	5.0%
Acid Test (CA - Inv / CL)	1.56	1.53	0.0	2.0%

Composition and average cost of debt per financial instrument during the fourth quarter of the year, showed as follows:

TOTAL FINANCIAL LIABILITIES	4Q01		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	916.4	39.3%	TIIE + 2.4	11.6%
Bridge Loans UDIS	38.8	1.7%	UDIS + 11.6	16.0%
Direct Loans	207.0	8.9%	TIIE + 3.0	12.2%
Comercial paper	86.0	3.7%	TIIE + 2.25	11.4%
Leasing	13.5	0.6%	TIIE + 1.5	10.6%
Medium Term Notes in Pesos P001	300.0	12.9%	CETES + 4	11.4%
Medium Term Notes in Pesos P002 & P003	500.0	21.4%	TIIE + 3.0	12.1%
Credits Chile	126.0	5.4%	12.2%	7.6%
Eurobond	98.0	4.2%	10.0%	10.0%
Others	45.9	2.0%	9.1%	9.1%
AVERAGE COST OF DEBT	**2,331.6**	**100.0%**	**11.5%**	

It is important to mention that 41.0% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time to finishing and collecting the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project.

In addition, the company's liabilities in the more than 92 active bridge loans are covered 2.5 times by the accounts receivable.

3. - LABOUR AND MANAGEMENT

As of December 31 of 2001 Corporación GEO had 7,247 eventual workers (labor), representing 11.3% less than in the 4Q2001 and 11.8% more than in the last quarter due to the increase in production.

In addition, the number of non-unionized administrative and fixed personnel was 3,132 representing an adjustment of 14.1% in comparison to December 2000 and of 5.6% compared to September 2001. These adjustments are part of the restructure program initiated last September to reduce redundancy and improve efficiencies.

4.- GEO WINS THE NATIONAL HOUSING AWARD FROM INFONAVIT

Geo was honored with the National Housing Award "La Casa INFONAVIT", chosen among all housing communities developed in Mexico during 2000 and sold through an INFONAVIT mortgage. The project that won this prestigious Award was "Los Arcos II" in Acapulco, in the State of Guerrero. An interdisciplinary jury composed of more than 25 different organizations, who looked at a range of criteria from the design of the community to the satisfaction of its residents, considered it the best housing development of 2000.

These accomplishments are a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.

5.- FOVISSSTE' S ANOUNCEMENT OF GRANTING 100,000 LOANS FOR THE MEXICAN HOUSING INDUSTRY, BRINGS GEO NEW GROWTH OPORTUNITIES FOR 2002

The Finance Minister, Francisco Gil Díaz, announced an extraordinary financing program to grant 100,000 housing loans through the FOVISSSTE, This is a clear signal of the Government's commitment to the housing industry. It is worth mentioning that the announcement will bring new growth opportunities for GEO in 2002. These new opportunities will enable the Company to strengthen its growth venues in the years to come.

The current Housing Policy is becoming one of the main growth drivers of the Mexican Economy. This is one of the main reasons why we are confident that GEO will be better positioned than ever to successfully implement its growth strategy and to increase shareholder value, its long-term goal."

6.- GEO APPLAUDS 2001-2006 NATIONAL HOUSING DEVELOPMENT PROGRAM

President Vicente Fox presented on November 26th the National Housing Program 2001-2006 where was ratificated the goal of 750,000 mortgages per year by 2006, the results of the first meeting of the National Housing Council, the creation of a National Mortgage Bank (Sociedad Hipotecaria Federal) and the launch of the Affordable Housing Exchange: www.micasa.gob.mx.

In addition, the mortgage targets for 2002 were officially communicated, representing an increase of more than 40% over those granted in 2001. The 492,000 housing credits that will be granted during the year will be distributed in the following manner: 275,000 through INFONAVIT; 100,000 through FOVISSSTE; the National

Housing Bank (previously FOVI) will supply 70,000; and FONHAPO and other federal and regional institutions will cover the remaining 47,000.

The announcements of this week that promise an exceptionally strong outlook for the sector, coincide perfectly with the path of a Corporación Geo that has finished its consolidation phase and is ready to return to growth, with a more solid financial structure, while maintaining or even expanding its margins and profitability.

7.- GEO ISSUES ITS THIRD SECURITIZATION, OBTAINS BETTER FINANCING CONDITIONS

Geo announced the issuance of its third accounts receivable securitization in the amount of Ps. 100 million. The issuance was placed on December 20, with a maturity of three and a half years at a rate of CETES + 2.75. This securitization is part of our strategy to reduce the cost of financing and working capital requirements. This third securitization will finance though the revolving feature of the instrument approximately 7,300 homes over the next three and a half years. In this third issuance GEO maintained its "AA-" credit rating by Standard & Poor's, which attests to the quality of the notes.

8.- GEO WINS AWARD FOR BEST INVESTOR RELATIONS WEBSITE IN MEXICO ORGANIZED BY LATINFINANCE

Geo announced was awarded by MZ Consult and Latin Finance magazine, for best Investor Relations Website among public companies in Mexico, according to the popular vote of professionals in the capital markets.

Luis Orvañanos
Chairman of the Board

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED AND CONSOLIDATED 4Q2001 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF DECEMBER 31 2001

	4Q2000		4Q2001		Variation	
Homes Sold	8,542		8,780		238	2.8%
	$	%	$	%	$	%
Revenues	1,247,002	100.0%	1,412,048	100.0%	165,046	13.2%
Cost of Goods Sold	935,099	75.0%	1,036,306	73.4%	101,207	10.8%
Gross Profit	311,902	25.0%	375,742	26.6%	63,840	20.5%
SG&A	153,956	12.3%	143,569	10.2%	(10,387)	-6.7%
Operating Profit	157,947	12.7%	232,173	16.4%	74,226	47.0%
EBITDA	211,348	16.9%	312,115	22.1%	100,767	47.7%
Integral Cost of Financing						
Financial Products	(9,867)	-0.8%	(16,388)	-1.2%	(6,521)	66.1%
Financial Expenses	60,904	4.9%	47,655	3.4%	(13,249)	-21.8%
Foreign Exchange Loss (Gain)	8,140	0.7%	2,393	0.2%	(5,747)	-70.6%
Monetary Loss (Gain)	31,790	2.5%	27,032	1.9%	(4,758)	-15.0%
	90,967	7.3%	60,691	4.3%	(30,276)	-33.3%
Other Net Expenses	34,732	2.8%	20,084	1.4%	(14,648)	-42.2%
Income from Affiliates	4,103	0.3%	0	0.0%	(4,103)	-100.0%
Earnings from Continued Op. Before Taxes	36,351	2.9%	151,398	10.7%	115,047	316.5%
Provisions						
Income Taxes	(27,116)	-2.2%	16,008	1.1%	43,124	-159.0%
Deferred Taxes	32,367	2.6%	41,705	3.0%	9,338	28.8%
Profit Sharing	(6,793)	-0.5%	854	0.1%	7,647	-112.6%
Earnings from Continued Operations	37,893	3.0%	92,830	6.6%	54,937	145.0%
Earnings (Loss) from Discontinued Operations	(12,008)	-1.0%	33	0.0%	12,041	-100.3%
Net Profit (loss) before Minoritary Interest	25,885	2.1%	92,863	6.6%	66,978	258.8%
Minoritary Interest	(3,079)	-0.2%	(596)	0.0%	2,483	-80.6%
Net Profit (loss)	28,964	2.3%	93,459	6.6%	64,495	222.7%

CORPORACION GEO, S.A. DE C.V.

FULLY AUDITED AND CONSOLIDATED ACCUMULATED JAN-DEC INCOME STATEMENTS

THOUSANDS OF PESOS AS OF DECEMBER 31 2001

	Jan-Dec 00		Jan-Dec 01		Variation	
Homes Sold	26,577		25,115		(1,462)	-5.5%
	$	%	$	%	$	%
Revenues	**4,921,479**	**100.0%**	**4,710,064**	**100.0%**	**(211,415)**	**-4.3%**
Cost of Goods Sold	**3,660,573**	**74.4%**	**3,483,103**	**74.0%**	**(177,470)**	**-4.8%**
Gross Profit	**1,260,906**	**25.6%**	**1,226,961**	**26.0%**	**(33,945)**	**-2.7%**
SG&A	569,673	11.6%	527,100	11.2%	(42,573)	-7.5%
Operating Profit	**691,232**	**14.0%**	**699,861**	**14.9%**	**8,629**	**1.2%**
EBITDA	**998,684**	**20.3%**	**1,010,467**	**21.5%**	**11,783**	**1.2%**
Integral Cost of Financing						
Financial Products	(25,979)	-0.5%	(43,463)	-0.9%	(17,484)	67.3%
Financial Expenses	196,597	4.0%	192,374	4.1%	(4,223)	-2.1%
Foreign Exchange Loss (Gain)	6,904	0.1%	(16,586)	-0.4%	(23,490)	-340.2%
Monetary Loss (Gain)	138,217	2.8%	74,126	1.6%	(64,091)	-46.4%
	315,739	6.4%	206,451	4.4%	(109,288)	-34.6%
Other Net Expenses	82,904	1.7%	71,987	1.5%	(10,917)	-13.2%
Income from Affiliates	14,846	0.3%	0	0.0%	(14,846)	-100.0%
Earnings from Continued Op. Before Taxes	**307,435**	**6.2%**	**421,423**	**8.9%**	**113,988**	**37.1%**
Provisions						
Income Taxes	9,155	0.2%	16,008	0.3%	6,853	74.9%
Deferred Taxes	92,744	1.9%	115,150	2.4%	22,406	24.2%
Profit Sharing	3,244	0.1%	4,367	0.1%	1,123	34.6%
Earnings from Continued Operations	**202,293**	**4.1%**	**285,898**	**6.1%**	**83,605**	**41.3%**
Earnings (Loss) from Discontinued Operations	(86,752)	-1.8%	(10,877)	-0.2%	75,875	-87.5%
Net Profit (loss) before Minoritary Interest	**115,541**	**2.3%**	**275,020**	**5.8%**	**159,479**	**138.0%**
Minoritary Interest	(39,932)	-0.8%	(5,651)	-0.1%	34,281	-85.8%
Net Profit (loss)	**155,472**	**3.2%**	**280,671**	**6.0%**	**125,199**	**80.5%**

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED AND CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF DECEMBER 2001

	Jan-Dec 00	Jan-Dec 01	Variation	
			$	%
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	570,653	682,775	112,121	19.65%
Accounts Receivable	2,481,620	2,367,842	-113,778	-4.58%
Inventories	1,646,815	1,449,103	-197,712	-12.01%
Other Current Assets	332,804	203,280	-129,524	-38.92%
Current Assets >	**5,031,892**	**4,702,999**	**-328,893**	**-6.54%**
SENIOR NOTES	0	266,237	266,237	#¡DIV/0!
LONG TERM INVENTORIES	113,792	117,341	3,549	3.12%
INVESTMENT IN ASSOCIATES	46,435	67,163	20,728	44.64%
NET PROPERTY, PLANT AND EQUIPMENT	807,033	717,859	-89,173	-11.05%
OTHER ASSETS	64,444	44,885	-19,560	-30.35%
TOTAL ASSETS>	**6,063,596**	**5,916,484**	**-147,112**	**-2.43%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,399,984	1,457,084	57,100	4.08%
Suppliers	472,138	501,339	29,201	6.18%
Accumulated Taxes and Expenses	283,820	161,193	-122,627	-43.21%
Income Tax and Profit Sharing	10,412	6,996	-3,416	-32.81%
Current Liabilities >	**2,166,354**	**2,126,612**	**-39,742**	**-1.83%**
LONG TERM LIABILITIES	925,563	874,540	-51,023	-5.51%
LAND SUPPLIERS	34,654	19,906	-14,748	-42.56%
Long Term Liabilities >	**960,216**	**894,445**	**-65,771**	**-6.85%**
Non-Deferred Total Liabilities	**3,126,570**	**3,021,057**	**-105,512**	-3.37%
Diferred Income Tax	653,869	517,998	-135,871	-20.78%
TOTAL LIABILITIES >	**3,780,438**	**3,539,055**	**-241,384**	**-6.39%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	112,788	-63	-0.06%
Reinstated Common Stock	250,271	250,142	-130	-0.05%
Effect of Conversion in Foreign Entities	-160	3,000	3,160	-1978.40%
Premium on Shares Suscription	2,184,908	2,184,908	0	0.00%
Reserve for Share Repurshase Program	0	204,811	204,811	#¡DIV/0!
Retained Earnings	1,779,547	1,731,264	-48,283	-2.71%
Period Result	155,472	280,671	125,199	80.53%
Deficiency in Reintated Capital	-2,291,050	-2,487,384	-196,333	8.57%
Majority Shareholder's Equity	**2,191,839**	**2,280,199**	**88,361**	**4.03%**
Minority Shareholder's Equity	91,319	97,230	5,911	6.47%
Total Non-Deferred Shareholder's Equity	**2,283,158**	**2,377,430**	**94,272**	**4.13%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,063,596**	**5,916,484**	**-147,112**	**-2.43%**

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

EXTRAORDINARY SHAREHOLDERS' MEETING

Mexico City, August 15 2001 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, published today the agenda for their Extraordinary Shareholders' Meeting scheduled for Friday, August 31, 2001, at 10:00 am (Mexico City time) at Geo's headquarters located at Margaritas 433, Colonia Ex Hacienda de Guadalupe Chimalistac, C.P. 01050, Mexico City.

Geo's Chairman of the Board, Luis Orvañanos, commented: "The main purpose of this Extraordinary Shareholders' Meeting is to present the "Tag-Along" rights initiative implemented by Geo's Board of Directors, as well as to propose the adoption of an alternative Shareholders Rights Program that is independent from the company's ESOP. In addition, we will recommend a motion to change several clauses of Geo's by-laws in order to update them with the recent reforms of the Stock Market Law. Finally, we will also ask for approval to increase the company's share buyback program".

"It is our intention to go ahead with the policy of 'One Share, One Vote' that we have followed since the company became public back in 1994. The Tag-Along Clause and the Shareholders' Rights Plan are designed to make sure that all shareholders benefit as the company builds value", stated Luis Orvañanos.

All documents related to this Extraordinary Shareholders' Meeting, including the Proxy Voting Statement, are available to all shareholders through the company's investor relations department or the Mexican Stock Exchange Web Site at www.bmv.com.mx Finally, the Agenda for the Extraordinary Shareholders' Meeting is presented below.

AGENDA

I. Report of the resolutions approved by the Extraordinary General Shareholders' Meeting held on April 27, 2001, and on the related resolutions approved by the Board of Directors.

II. Report regarding an agreement executed by the Corporation with a group of minority Shareholders, by means of which the latter have convened to extend to all shareholders of the Corporation at the same value, terms and conditions, any offer taken to sell shares representing the capital stock of Corporación Geo, S.A. de C.V. Resolution on the above.

III. Proposal of an alternative plan, that would protect the Corporation and minority Shareholders, concerning the attempt of a hostile take over of the company's shares that could grant the control of the Corporation, directly or indirectly, which in order to become in force must be conditioned to the approval of items fourth, fifth, sixth, seventh and eighth of the Agenda. Resolution on the above.

IV. Report and proposal to cancel shares issued by Corporación Geo, S.A. de C.V., in accordance with resolutions of the Extraordinary General Shareholders' Meeting held on April 27, 2001, that have not been dully subscribed and paid, placed at the Treasury of the Corporation and the outcome reduction of the authorized capital stock. Resolution on the above.

V. Submission of the financial statements of the Corporation to June 30, 2001 and of the report corresponding to the limit review executed by the external auditor. Resolution on the above.

VI. Proposal and approval if such is the case, to issue unsecured debentures convertible into shares. Resolutions on the above.

VII. Issuance of shares of common stock, registered, without expression of par value and representing the fixed capital stock of series "B", and approval of the corresponding capital increase. Resolution on the above.

VIII. Amendment of the Fifth article of the By-laws of the Corporation. Resolution on the above.

IX. Proposed amendment to the By-laws in order to include provisions concerning the protection of the Corporation and the minority shareholders concerning the attempt to a hostile takeover of shares granting directly or indirectly the control of the Corporation, without the approval of the Board of Directors of the Corporation, in the understanding that such By-laws amendment only would be

valid by previous authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, vii paragraph of the New Securities Market Act. Resolution on the above.

X. Proposed amendment to articles of the By-laws, in order to comply with the New Securities Market Act published on June 1, 2001. Resolution on the above.

XI. Annulment and issuance of instruments, covering shares of the capital stock. Resolution on the above.

XII. Approval of a new amount of the company's shares buyback program that represent the capital stock of the Corporation, with distributable profits and of the total amount of shares that could be purchased. Resolution on the above.

XIII. Designation of Delegates that as the case may be, legalize the resolutions adopted by the Meeting.

XIV. Reading and approval, as the case may be, of the Minutes of the Meeting.

Corporación Geo is the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, as measured by units sold. Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is a fully integrated homebuilder engaged in all aspects of design, development, marketing, commercialization, construction and delivery of affordable and middle level housing in Mexico and Chile.

Corporación Geo is the most diversified homebuilder in Mexico, operating in 19 of the 32 Mexican States containing approximately 70% of the country's population. In addition, the brand "Casas Geo", recognized by 9 out of 10 potential customers, is definitely "top of mind" in its market. For the past 28 years, Corporación Geo has accumulated a distinguished reputation for design and quality having built over 135,000 homes in which over 750,000 people currently live, more than double compared to its closest competitors.

GEO is focused on generating added value for its shareholders through a Solid Strategy of Growth that provides Superior Quality of Life to all its Homebuyers.

Contact: ***Iván Vela***
Investor Relations Officer
Corporación GEO
Ph. 525-480-5071
Fx. 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO SECURES PESOS $300 MILLION MATURING IN 2005, THEFORE SUCESSFULLY INICIATING THE FIRST STAGE OF THE DEBT REFINANCING STRATEGY

Mexico City, August 16, 2001- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, announced today the issuance of a medium term note in Mexico for the total amount of P$300 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2005. The use of proceeds of the transaction is to exclusively restructure the Company's financial liabilities.

This is the second issuance under the P$600 million program initiated in June of 2000. The operation was placed successfully by Multivalores Casa de Bolsa and Banorte Casa de Bolsa.

Luis Orvañanos, Chairman of Corporación GEO, indicated "GEO's brand recognition and strength in the market has become apparent once again through the success of this debt issuance. The market fully supports our strategy and the concrete plans we have in place for the future. Together with the additional steps in this refinancing process, GEO will be stronger than ever to implement its growth plans and its overall goal of increasing shareholder value."

In addition, Víctor Segura, Chief Financial Officer, said, "we have successfully initiated the first stage of our short-term debt refinancing strategy, including the outstanding Eurobond maturing next year in May. With the issuance, we have procured more than US$30 million to cover our debt maturities. In the following months, we will be working toward implementing the second stage of this strategy through both the domestic and international markets. Our main objective is to provide the Company with a debt maturity schedule in line with our cash flow generation, so that debt repayments will become a seamless process in the upcoming years."

"The opportunities for debt placements in the local market have been extremely positive. Our issue was more than two times oversubscribed and we were able to attain a maturity that extends over 2005. The favorable rates for CETES and TIIE, in addition to the strengthening of the Peso, convinced us that this was the opportune time to leverage on these positive economic market expectations and country stability to commence our debt refinancing program," Víctor Segura added.

The Chief Executive Officer of GEO, Miguel Gómez Mont, claimed "with this issuance, we have taken advantage of the debt financing opportunities currently being offered in the local markets, by issuing a medium term note of P$300 million to strategically restructure our current financial liabilities. Additionally, the net financial leverage of the Company will not be negatively impacted, as a result of this transaction while our net maturities will be extended. This constitutes a positive step aimed at enhancing our capital structure in light of our growth prospects for the upcoming years."

Corporación Geo is the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, as measured by units sold. Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is a fully integrated homebuilder engaged in all aspects of design, development, marketing, commercialization, construction and delivery of affordable and middle level housing in Mexico and Chile.

Corporación Geo is the most diversified homebuilder in Mexico, operating in 19 of the 32 Mexican States containing approximately 70% of the country's population. In addition, the brand"Casas Geo", recognized by 9 out of 10 potential customers, is definitely "Top of Mind" in its market. For the past 28 years, Corporación Geo has accumulated a distinguished reputation for design and quality having built over 135,000 homes in which over 750,000 people currently live, more than double compared to its closest competitors.

GEO is focused on generating added value for its shareholders through a Solid Strategy of Growth that provides Superior Quality of Life to all its homebuyers.

Contact: Iván Vela
Investor Relations Officer
Corporación GEO
Ph. 525-480-5071
Fx. 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO SIGNS STRATEGIC ALLIANCE WITH AUTOFIN TO PROMOTE MIDDLE INCOME HOUSING IN MEXICO

Mexico City, September 18, 2001- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, signed an strategic alliance with Autofín, the leading financing company for middle-income and residential housing in Mexico, managed by Juan Antonio Hernández.

This initiative will aim to promote and commercialize middle income housing in Mexico, resulting from the common efforts of both, Corporación Geo and Autofín. "Residential Alliance" will target the needs of the middle-income housing segment, unattended for the past six years.

Luis Orvañanos, Chairman of Corporación GEO, explained: "The philosophy behind this initiative is that both companies will provide, under a 50% basis, all the necessary elements to develop middle-income housing communities in Mexico. At the beginning, Autofín will supply the land where the project will take place. Later, Autofín and GEO will provide half of the resources for working capital financing. GEO will assist with its expertise and knowledge in design and on-site development, while Autofín will take care of targeting, commercialization and down payment collection from the potential homebuyers. At the end, GEO will deliver and collect the homes from Autofín on behalf of the clients, paying back to Autofín half the cost of the land and sharing all the profits at a 50% basis".

Carlos García Vélez, Chief Architecture and Design Officer commented: "The kick off of this strategic alliance will take place early in October with an initial project in Mexico City. 26 apartments priced close to one million pesos and targeting potential homebuyers with a monthly income level of around $30,000 pesos will form the testing project. "Residential Alliance" will focus in the attractive middle-income segment of the housing industry, where GEO has started to move its pieces since the beginning of this year. In order to capitalize on these opportunities, we have created the necessary synergies with Autofín, joining the quality design and prestige of GEO, with the experience of Autofín in the home financing industry. The result will be a brand new type of housing doted with a modern image, easily differentiated from the competitors and reachable by a large number

of Mexicans that have today the opportunity to become eligible for a middle-income mortgage," concluded García Vélez.

The 26 apartments of this first project under this alliance are part of the company's objective of selling more than a thousand homes in the middle-income and upper-affordable housing segments during 2001.

Created in 1978, Autofín is the leading financing company in Mexico for middle-income and residential housing, as well as vehicle financing. Last year, Autofín generated more than USD $1.2 billion in revenues, with more than 170 offices around the country. As of December 2000, Autofín had more than 4,500 employees and an active client portfolio of approximately 300,000 people. Find more information at www.autofin.com

---

Corporación Geo is the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, as measured by units sold. Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is a fully integrated homebuilder engaged in all aspects of design, development, marketing, commercialization, construction and delivery of affordable and middle level housing in Mexico and Chile.

Corporación Geo is the most diversified homebuilder in Mexico, operating in 19 of the 32 Mexican States containing approximately 70% of the country's population. In addition, the brand"Casas Geo", recognized by 9 out of 10 potential customers, is definitely "Top of Mind" in its market. For the past 28 years, Corporación Geo has accumulated a distinguished reputation for design and quality having built over 135,000 homes in which over 750,000 people currently live, more than double compared to its closest competitors.

GEO is focused on generating added value for its shareholders through a Solid Strategy of Growth that provides Superior Quality of Life to all its homebuyers.

Contact: <u>Iván Vela</u>
Investor Relations Officer
Corporación GEO
Ph. 525-480-5071
Fx. 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO ANNOUNCES ITS INTENTIONS TO INITIATE ITS SHARE REPURCHASE PROGRAM

Mexico City, September 19, 2001- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, today announced its intentions to start its share buyback program. The Shareholders Meeting has authorized $200 million pesos available for the repurchase of shares as part of the company's share repurchase program.

Motivated by the low valuation of its shares and the high volatility in the capital markets as a result of the tragic events last week in the United States, the company has accelerated the initiation of the operations of its share repurchase program.

According to the related resolutions of the Extraordinary Shareholders' Meeting held on August 31 and the decision of GEO's Executive Committee, the company is planning to start share buy back operations in the following days, focusing on supporting the liquidity and diminish the stock volatility.

"We have enormous confidence in the underlying strength of the U.S. and Mexican economies, as well as the long-term health of the housing industry," said Luis Orvañanos, Chairman of Corporación GEO. "We are also confident in the outlook of GEO and the value it will create for shareholders, customers, partners and employees. Therefore, at current price level and valuation, we believe GEO's stock represents a compelling investment opportunity for the company".

Corporación Geo is the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, as measured by units sold. Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is a fully integrated homebuilder engaged in all aspects of design, development, marketing, commercialization, construction and delivery of affordable and middle level housing in Mexico and Chile.

Corporación Geo is the most diversified homebuilder in Mexico, operating in 19 of the 32 Mexican States containing approximately 70% of the country's population. In addition, the brand "Casas Geo", recognized by 9 out of 10 potential customers, is definitely "Top of Mind" in its market. For the past 28 years, Corporación Geo has accumulated a distinguished reputation for design and quality having built over 135,000 homes in which over 750,000 people currently live, more than double compared to its closest competitors.

GEO is focused on generating added value for its shareholders through a Solid Strategy of Growth that provides Superior Quality of Life to all its homebuyers.

Contact: Iván Vela
Investor Relations Officer
Corporación GEO
Ph. 525-480-5071
Fx. 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO WINS THE NATIONAL HOUSING AWARD FROM INFONAVIT

Mexico City, October 31, 2001 - Corporación GEO, S. A. de C. V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, was honored with the National Housing Award "La Casa INFONAVIT", chosen among all housing communities developed in Mexico during 2000 and sold through an INFONAVIT mortgage.

Luis Orvañanos, Chairman of the Board of Corporación Geo, said "this new success of GEO is proof that large volumes and profitability are not at odds with superior quality, superior design, and the total satisfaction of the client."

The project that won this prestigious Award was "Los Arcos II" in Acapulco, in the State of Guerrero. It was considered the best housing development of 2000 by an interdisciplinary jury composed of more than 25 different organizations, who looked at a range of criteria from the design of the community to the satisfaction of its residents.

The Chief Design and Architecture Officer, Carlos García Vélez, stated that "these accomplishments are a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients. Of the awards given by INFONAVIT this year, GEO also obtained first place in the Northwest-Pacific and Southeast Regions of Mexico. GEO was the only public housing company participating among the 18 finalists at the national level, having posted five housing developments in the final".

The CEO of GEO, Miguel Gómez Mont, concluded that "we hope that this recognition on behalf of the largest mortgage provider of our country, can act as an important catalyst for our sales. Offering the best product on the market will help us to solidify our leadership and fulfill our goals for growth and profitability in 2002."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it"Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy ofGrowth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Investor Relations Director
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO WELCOMES FOVISSSTE' S ANOUNCEMENT OF GRANTING 100,000 LOANS FOR THE MEXICAN HOUSING INDUSTRY, WHICH BRINGS GEO NEW GROWTH OPORTUNITIES FOR 2002

Mexico City, November 23, 2001 - Corporación GEO, S. A. de C. V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, acknowledged today the Housing Policy of Vicente Fox's Government to increase housing financing, which clearly aims at developing and promoting the Mexican economy.

Luis Orvañanos, Chairman of the Board of Corporación Geo, said, "The announcement made by the Finance Minister, Francisco Gil Díaz, of initiating an extraordinary financing program to grant 100,000 housing loans through the FOVISSSTE, is a clear signal of the Government's commitment to the housing industry. It is worth mentioning that the announcement will bring new growth opportunities for GEO in 2002. These new opportunities will enable the Company to strengthen its growth venues in the years to come."

In addition, Miguel Gómez-Mont, CEO, said, "The 21 billion pesos to be invested in the Mexican housing sector will be a growth enabler, not only for the housing industry, but also for all the housing related industries. It should be noted that the current Housing Policy is becoming one of the main growth drivers of the Mexican Economy. This is one of the main reasons why we are confident that GEO will be better positioned than ever to successfully implement its growth strategy and to increase shareholder value, its long-term goal."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it"Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy ofGrowth which provides Superior Quality of Life for all of its customers.

Contact: <u>**Iván Vela**</u>
Investor Relations Director
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO APPLAUDS 2001-2006 NATIONAL HOUSING DEVELOPMENT PROGRAM

Mexico City, November 28, 2001 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, expressed today its optimism regarding the National Housing Program 2001-2006, which was presented on Monday, November 26 by President Vicente Fox.

During the presentation of the Housing Program, several important initiatives were announced: the results of the first meeting of the National Housing Council, the creation of a National Mortgage Bank (Sociedad Federal Hipotecaria), the launch of the Affordable Housing Exchange: www.micasa.gob.mx, and the ratification of the goal of 750,000 mortgages per year by 2006.

In addition, the mortgage targets for 2002 were officially communicated, representing an increase of more than 40% over those granted in 2001. The 492,000 housing credits that will be granted during the year will be distributed in the following manner: 275,000 through INFONAVIT; 100,000 through FOVISSSTE; the National Housing Bank (previously FOVI) will supply 70,000; and FONHAPO and other federal and regional institutions will cover the remaining 47,000.

Luis Orvañanos, President of the Board of Corporación Geo, remarked: "In Geo we feel very optimistic about the future of housing in Mexico. The actions that the federal government has been taking are a clear signal that housing is a national priority. Furthermore, it is important to note that the mortgage targets for 2002 do not depend on the country's GDP, the federal budget nor the approval of the fiscal reform."

"The announcements of this week which promise an exceptionally strong outlook for the sector, coincide perfectly with the path of a Corporación Geo that has finished its consolidation phase and is ready to return to growth, with a more solid financial structure, while maintaining or even expanding its margins and profitability," added Miguel Gómez Mont, CEO.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it"Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy ofGrowth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Investor Relations Officer
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

PRESIDENT FOX PRESENTS NATIONAL HOUSING AWARD TO CORPORACIÓN GEO

Mexico City, December 18, 2001 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, received yesterday in the official presidential residence of Los Pinos, the National Housing Award for the Los Arcos II Development in Acapulco, Guerrero, which was considered by the contest jury to be the best housing development of 2001.

The ceremony, celebrated in Los Pinos during the INFONAVIT assembly, was presided over by President Vicente Fox. President Fox recognized the winners of the contest "for their clear commitment to creativity, innovation, quality and economy in design and construction of housing for workers," and announced a new measure passed by Congress to stimulate investment in technology.

Luis Orvañanos, President of Corporación Geo, indicated that "these awards are a recognition of the quality and design that Geo has always strived for in its products, and motivate us to continue building excellent housing for Mexican families that currently do not have their own home."

Vice President of Design and Architecture Carlos García Vélez, added that "the national housing prizes that Geo has received for the second straight year are a reflection of the fact that GEO houses successfully combine the elements of design, quality, adaptability to their urban environment, and technology."

Of the prizes awarded by INFONAVIT this year, GEO also received two of the four honorable mentions for quality, for housing developments in the Pacific Northwest and Southeast of Mexico.

The winning housing complexes were selected unanimously by an expert jury among all units built by the affordable housing promoters in the country.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and

regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it"Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy ofGrowth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Investor Relations
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO ISSUES $135 MILLION PESOS NOTE MATURING IN 2006, ASSURES REFINANCING OF EUROBOND

Mexico City, January 17, 2002- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, announced today the issuance of a medium-term note in Mexico for the total amount of P$135 million. The note bears interest at the rate of TIIE + 3.0 percentage points and matures in 2006. The use of proceeds of the transaction is exclusively to restructure the Company's financial liabilities, including the US$50 million Eurobond.

Luis Orvañanos, Chairman of Corporación GEO, said "We have taken advantage of a window of opportunity to finally acquire the additional resources we needed to ensure our Eurobond refinancing. The confidence that the financial markets have shown in GEO, especially during these hard and challenging times, attests to the promising future of our operations".

This P$135 million issuance is the first one under a new P$600 million program subscribed by the company this week. The operation was placed successfully by Multivalores Casa de Bolsa, with improved conditions compared to the last issuance on August 16, extending the maturity from three and half years to four and a half.

Víctor Segura, Chief Financial Officer, said, "we have successfully concluded the second stage of the refinancing strategy of our US$50 million Eurobond maturing May 2002. Despite today's scenario of volatility and uncertainty, we were able to place this bond with the same interest rate as our P$300 million placement in August, but with a better maturity length. We have reinforced our objective to achieve a debt maturity schedule in line with the cash flow generation expectations of the company."

"We have reduced the exchange rate exposure of the company by refinancing all of our dollar-denominated debt with peso-denominated debt at favorable interest rates and maturities. GEO's decision to place this medium-term notes represents the management's confidence in our industry's outlook," Mr. Segura added.

The Chief Executive Officer of GEO, Miguel Gómez Mont, stated, "As of today we have bought back 18% of our Eurobond at an average price below face value. The cancellation of this portion of the Eurobond will be translated into savings of P$6.5 million pesos. The US$23.5 million still available from the issuance in August, in addition to the equivalent US$13.7 million of today's transaction, will be used in the following months to purchase the remaining outstanding portion of our Eurobond according to market conditions. Needless to say, the net financial leverage of the Company will not be negatively impacted, as a result of this transaction."

Corporación Geo is the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, as measured by units sold. Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is a fully integrated homebuilder engaged in all aspects of design, development, marketing, commercialization, construction and delivery of affordable and middle level housing in Mexico and Chile.

Corporación Geo is the most diversified homebuilder in Mexico, operating in 19 of the 32 Mexican States containing approximately 70% of the country's population. In addition, the brand"Casas Geo", recognized by 9 out of 10 potential customers, is definitely "Top of Mind" in its market. For the past 28 years, Corporación Geo has accumulated a distinguished reputation for design and quality having built over 135,000 homes in which over 750,000 people currently live, more than double compared to its closest competitors.

GEO is focused on generating added value for its shareholders through a Solid Strategy of Growth that provides Superior Quality of Life to all its homebuyers.

Contact: **Iván Vela**
Investor Relations Officer
Corporación GEO
Ph. 525-480-5071
Fx. 525-554-6064
ivela@casasgeo.com
www.casasgeo.com

Exemption Number 82-3870


Casas GEO
Fall 2001 Roadshow
Corporación GEO
December 2001

Overview

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- ***GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.***
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are expected to improve profitability and reduce the Company's overall risk profile.*
- ***GEO's financial results improved in the second half of 2001 and the Company is once again poised to achieve consistent and profitable growth without increasing the overall leverage starting in 2002.***
- *GEO Senior Management believes the Company's share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

Industry Fundamentals & Panorama

CasasGEO
Para vivir como quieres

The annual housing deficit will become an annual surplus by 2006

HOUSING DEFICIT IN MEXICO


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company's Estimates

Industry Fundamentals & Panorama

The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals


MEXICAN HOUSING DEFICIT
1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

By 2006 the Formal Housing Sector Will Produce 750,000 New Homes

What Can We Expect for the Industry in 2001?

CasasGEO
Para vivir como quieres

- *Collective effort to reach the goal of 750,000 mortgages in 2006*

HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 11.5%


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
347.1
330.0
492.0
517.0
567.0
617.0
668.0

	2000	2001	2002	2003	2004	2005	2006
■ Others	35,000	42,000	47,000	52,000	57,000	62,000	68,000
□ FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
■ FOVI	47,000	65,000	70,000	100,000	120,000	140,000	160,000
■ INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2001

- ✓ ***INFONAVIT : E 275,000 Motgages***
  (increase from 205,000 in 2001)
- ✓ ***FOVI : E 70,000 Motgages***
  (increase from 65,000 in 2001)
- ✓ ***FOVISSSTE : E 100,000 Motgages***
  (increase from 18,000 in 2001)

2001 is the Year for Setting a Solid Foundation

Source: INFONAVIT, FOVI & "The National Housing Program"

What Can We Expect from INFONAVIT in the Long Run?

CasasGEO
Para vivir como quieres

- *INFONAVIT will deliver 375,000 mortgages by year 2006*


375,000
350,000
325,000
300,000
275,000
250,000
225,000
200,000
205,000
275,000
300,000
325,000
350,000
375,000
E2001
E2002
E2003
E2004
E2005
E2006
Conservative Scenery
Co-financing
Rehabilitations and Improvements
Saving Programs
Securitizations and Debt Issues

50% of the President's Goal of 750,000 Mortgages by 2006

Source: INFONAVIT

What is Currently Happening in the Industry?

CasasGEO
Para vivir como quieres

- *Special programs and structural changes taking place*

  - ✓ ***National Development Program 2001 - 2006***
  - ✓ ***Formation of the National Housing Council***
  - ✓ ***Evolution of FOVI into the National Mortgage Bank***
  - ✓ ***"INFONAVIT SUPPORT" Program - Art. 43 Bis.***
  - ✓ ***"UP-FRONT SUBSIDIES" FOVI Program***
  - ✓ ***FOVISSSTE Transformation***
  - ✓ ***Steps toward the Secondary Mortgage Market***

750,000 Mortgages in 2006

Political Will is Stronger Than Ever

GEO's Long-Term Strategy

CasasGEO
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Keys to Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization = Unparalleled Source of Resources ; Financial Benefits*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Loyalty Program" = Expertise and Creation of Employee Stakeholders*

Main Financial Objective :
Operating Free Cash Flow Generation and EBITDA Growth Under the Same Debt and Capital Structure

Results of Geo's Strategy so Far

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Solid Strategy of Profitable Growth

EBITDA & Operating Free Cash Flow
(in $US millions)



150.0
100.0
50.0
0.0
-50.0
-100.0
Operating FCF
EBITDA
1995 1996 1997 1998 1999 2000
EXPANSION
CONSOLIDATION

Inventory Turnover as Days of COGS



350
300
250
200
150
100
50
0
274
224
291
277
249
187

1995	1996	1997	1998	1999	2000
274	224	291	277	249	187

EXPANSION (1995–1998) CONSOLIDATION (1999–2000)

Net Debt to Capitalization



40.0%
38.0%
36.0%

1998	1999	2000
39.4%	38.0%	37.1%

CONSOLIDATION (1999–2000)

Accounts Receivable to Sales



73.0%
68.0%
63.0%
58.0%
53.0%
48.0%

1995	1996	1997	1998	1999	2000
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%

EXPANSION (1995–1998) CONSOLIDATION (1999–2000)

Our Consolidation Strategy Shows Short-Term Results

Highlights of 2000

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Delivering on our yearly goals and promises


Operating Free Cash Flow
(in US millions)
30.0
25.0
20.0
15.0
10.0
5.0
-
5.0
24.6
Initial Goal
Achievement


EBITDA
(in US millions)
100.0
99.0
98.0
97.0
96.0
95.0
94.0
93.0
92.0
95.0
99.5
Initial Goal
Achievementt


Accounts Receivable to Sales
56.0%
55.0%
54.0%
53.0%
52.0%
51.0%
50.0%
49.0%
48.0%
55.0%
50.4%
Initial Goal
Achievement


Debt to Capitalization
45.2%
45.0%
44.8%
44.6%
44.4%
44.2%
44.0%
43.8%
43.6%
43.4%
43.2%
45.0%
43.8%
Initial Goal
Achievement

We Managed to Improve our Most Important Indicators in 2000

Goals for 2001

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- *GEO will increase its market share and manage to deliver:*

Steady Growth			Efficient Production
1	***EBITDA of One Billion Pesos***	***Accounts Receivable to Sales Lower than 50%***	3
2	***Debt to Capitalization Ratio Lower than 45%***	***Operating Free Cash Flow of Ps $100 million***	4
Strong Financial Structure			**Cash Generation**

We Will Focus on Maintaining Operating Free Cash Flow Positive and Improve our Balance Sheet

GEO in 2001

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Continuity of our operational and business strategy

- ✓ ***Refinancing of the company's US$50 million Eurobond***
- ✓ ***Gross Margin around 25.5% and Operating Margin around 14.0%***
- ✓ ***Sales mix readjustment with a larger share of FOVI mortgages***
- ✓ ***Increasing participation in the middle income housing segment***
- ✓ ***New methods of production - Ready Mix Concrete Technology***
- ✓ ***A New Securitization could be issued in the following months***
- ✓ ***New alliances for Land Outsourcing***

Production Progress Tied to the Collection Flows

GEO Diversifies its Products and Expands into New Markets

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- *Profitability, design, quality and diversification are the main drivers*



Upper Affordable





Middle Income

Lower Affordable



Affordable Entry Level



Geo Will Sell More than 1,000 Homes in the Upper Affordable and Middle Income Segments in 2001

Successful Eurobond Refinancing

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- *During the quarter GEO managed to obtain enough resources to refinance its US$ 50m Eurobond.*

  - ✓ ***In the past months GEO issued three medium-term peso notes totaling $500 million to refinance its Eurobond.***
  - ✓ ***The $300 million of the first issuance will bear interest at TIIE+3.0 maturing in 2005.***
  - ✓ ***The $200 million of the 2nd & 3rd issuances will pay TIIE+3.0 maturing in 2006.***
  - ✓ ***The $490.1 million in net proceeds were changed into US Dollars eliminating the exchange rate risk.***
  - ✓ ***To date GEO has purchased US $36 million of its bond (72% of the outstanding).***
  - ✓ ***The company has reduced its USD exchange rate debt exposure to less than 1.8%***

The New Debt Maturing Schedule Has Been Aligned with the Company's Expectations for Cash Generation

Extraordinary Shareholders' Meeting in August

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- *GEO has a clear commitment to a crystal Corporate Governance*

  - ✓ ***The quorum for the Extraordinary Shareholders' Meeting (ESM) was 94.4%***
  - ✓ ***All the items in the Agenda were approved, one by one, by more than 75% of the outstanding shares***
  - ✓ ***The Tag - Along Clause was adopted by the ESM***
  - ✓ ***A new Shareholders' Rights Program, independent from the ESOP, was approved***
  - ✓ ***The ESM supported the modification to the company's bylaws in order to adapt them to the new Stock Market Law***
  - ✓ ***The amount for the company Share Buy Back Program was set at Ps. $200 million***

We are Committed to a "One Share, One Vote" Policy

ESM = Extraordinary Shareholders' Meeting

GEO in 2001

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When Analyzing Results Seasonality Will Be Crucial this Year

QUARTERLY REVENUES SEASONALITY 1999 - E2001


34%
32%
30%
28%
26%
24%
22%
20%
18%
24%
21%
20%
27%
23%
22%
27%
26%
24%
32%
29%
25%

	1Q	2Q	3Q	4Q
1999	20%	22%	26%	32%
2000	24%	27%	24%	25%
E 2001	21%	23%	27%	29%

In 2001 We Expect a Revenues Seasonality Similar to 1999

Highlights 3Q2001

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Year-over-year and quarter-over-quarter operating results

	3Q2000	2Q2001	3Q2001	3Q2001 vs 3Q2000	3Q2001 vs 2Q2001
Homes Sold	5,984	5,062	**6,342**	+6.0%	+25.3%
Revenues	1,176.6	1.036.7	**1,247.2**	+6.0%	+20.3%
Gross Profit	296.9	265.3	**326.8**	+10.1%	+23.2%
Gross Margin	25.2%	25.5%	**26.2%**	+1.0%	+0.7%
Operating Profit	154.8	143.5	**190.7**	+23.1%	+32.9%
Operating Margin	13.2%	13.8%	**15.3%**	+2.1%	+1.5%
EBITDA	242.6	215.9	**270.3**	+11.4%	+25.2%
EBITDA Margin	20.6%	20.8%	**21.7%**	+1.1%	+0.9%
EBITDA in US$	24.2	23.5	**28.4**	+17.5%	+20.9%
Net Profit	43.1	51.8	**90.6**	+110.0%	+74.7%
Net Margin	3.7%	5.0%	**7.3%**	+3.6%	+2.3%

The Highest Margins Recorded Since 1Q2000

Highlights 3Q2001

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A stronger balance sheet versus 3Q2000

- ✓ ***Operating Free Cash Flow:***
  - ➢ **Improvement of US $11.3 million in the period Jan-Sep 2001 (US $ -12.9 million compared to US $-24.2 million in the same period last year)**
- ✓ ***Cash: $ 716.6 million an increment of 163.7% compared to $271.7 million***
- ✓ ***Accounts Receivable to Sales Ratio: 55.9% a decrease of –2.1% compared to 58.0%***
- ✓ ***Debt to Capitalization ratio: 46.0% a decrease of –0.5% points compared to 46.5%***
- ✓ ***Net Debt: $1,864.3 million a decrease of -16.4% compared to $2,229.1 million***

Healthier Financial Structure

Land Bank and Mortgage Backlog

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We control today the best supply of land and backlog in our history

- ✓ **GEO´s Land Bank as of September 30, 2001 is formed by:**
  - 34,608 homes on Geo´s BalanceSheet
  - 33,689 homes under "Land Outsourcing" schemes
  - 14,910 homes under Option Agreements
  - **83,206 Homes for Affordable Housing**
- ✓ **Our land strategy allow us to enjoy all of the upside while limiting the land ownership risks**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply**
- ✓ **As of September 30, 2001 the mortgage backlog was enough for almost two years of production**

Land Bank for 83,206 and Mortgage Backlog for 50,015 Affordable Entry-Level Homes

Share Performance

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- *Despite presenting a strong set of fundamentals and results...*

EBITDA & FCF vs. GEOB Share Price
($US in millions)


150.0
100.0
50.0
0.0
-50.0
-100.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1994
1995
1996
1997
1998
1999
2000
E2001
Free Cash Flow
EBITDA
* Share Price in US$

GEO's Shares represent an Excellent Buying Opportunity

* *Share Price in US Dollars as of November 5, 2001*

CONTACT INFORMATION

Contact and Additional Information

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INVESTOR RELATIONS

IVÁN VELA, IRO

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064
Email: ***ivela@casasgeo.com***

MARCO LALOS

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064
Email: ***geo_ir@casasgeo.com***

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com